

2021 Notice of Annual Meeting
of Stockholders and Proxy Statement

May 19, 2021

[THIS PAGE INTENTIONALLY LEFT BLANK]



Notice of Annual Meeting of Stockholders

Annual Meeting Information

Company: Lumber Liquidators Holdings, Inc. ("LL Flooring")
Date: May 19, 2021
Time: 10:00 a.m. EDT
Place: www.virtualshareholdermeeting.com/LL2021
There will be no physical location for this year's meeting.
Record Date: March 22, 2021

Agenda

1. To elect two director nominees named in the Proxy Statement to hold office until the 2024 Annual Meeting of Stockholders, one director to hold office until the 2022 Annual Meeting of Stockholders, and one director to hold office until the 2023 Annual Meeting of Stockholders, or until their successors are elected and qualified;
2. To approve a non-binding advisory resolution approving the compensation of our named executive officers;
3. To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021; and
4. To transact such other business as may properly come before the Annual Meeting.

Admission to the Meeting

Only stockholders of record at the close of business on March 22, 2021 are entitled to notice of, and to vote at, the Annual Meeting.

As part of our ongoing precautions regarding COVID-19, we are holding a virtual meeting. The virtual meeting will provide stockholders the ability to participate, vote their shares and ask questions during the meeting. To attend and participate in the Annual Meeting and examine our list of stockholders, stockholders must register in advance at www.virtualshareholdermeeting.com/LL2021 prior to the deadline of 11:59 p.m. ET on May 18, 2021. Upon completing registration, eligible participants will receive further instructions via e-mail, including unique links to access the meeting. Please refer to the "Questions and Answers About the Annual Meeting" section for additional information on how to participate in the Annual Meeting.

Alice G. Givens
Corporate Secretary
April 7, 2021

Your vote is important

Stockholders of record at the close of business on March 22, 2021, the record date for the Annual Meeting, are entitled to notice of and to vote at the annual meeting and any postponements or adjournments thereof.

Even if you plan to attend the virtual annual meeting, we ask that you please promptly vote on the Internet, by phone or by mail. Voting early will help avoid additional solicitation costs and will not prevent you from voting in person at the annual meeting if you wish to do so.

How to vote:

Online:
www.proxyvote.com

Phone (Toll Free):
1-800-690-6903

Mail: Sign, date and return your proxy card in the enclosed envelope.

Live at Meeting: If you attend our virtual meeting, you may vote live at the meeting.

Additional voting instructions are provided in the Proxy Statement and on your proxy card.

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement and does not contain all of the information you should consider. Please carefully read the entire Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 before voting.

2020 Annual Meeting of Stockholders

Date and Time	Record Date	Place	Who Can Attend and Vote
May 19, 2021 10:00 a.m. EDT	March 22, 2021	www.virtualshareholdermeeting.com/LL2021	Stockholders of record at the close of business on March 22, 2021

Proposals and Board Recommendations

Item	Proposals	Board Recommendations	Page
1	Election of four directors	✓ **FOR** each nominee	8
2	Approval of a non-binding advisory resolution approving the compensation of our named executive officers	✓ **FOR**	27
3	Ratification of Ernst & Young LLP as our independent registered public accounting firm	✓ **FOR**	55

2020 Financial and Operating Highlights

For fiscal year 2020, we delivered $1.1 billion of net sales, demonstrating resilience as we navigated the COVID-19 shutdown in the spring to grow comparable sales 10.8% in the second half. Our merchant and sourcing teams continued to drive our alternative country sourcing strategies, secure lower costs, and leverage selective retail price increases to improve gross margin. In addition, our marketing teams deployed more efficient and effective digital marketing spend, and our overall organization maintained disciplined expense management. These profitability initiatives drove a $40 million increase in operating income and a 360 basis point increase in operating margin on similar net sales versus 2019.

In addition to delivering strong profitability growth, we're excited about the progress we made on our strategic transformation initiatives in 2020 that will position us for long-term sustainable growth. We strive to become the customers' first choice in hard-surface flooring by providing the best experience from start to finish, and plan to differentiate ourselves by offering the high-quality selection, expertise and high-touch service of a local store combined with the scale, omnichannel convenience and value of a national brand. We see substantial opportunity ahead to continue to evolve our Company and increase stockholder value over the long term.

Our Director Nominees

You are being asked to vote on the election of the following four director nominees. Detailed information about each director can be found beginning on page nine.

Name and Principal Occupation	Age	Director Since	Independent	AC	CARA	CC	NCG	Other Public Company Boards
Douglas T. Moore Chief Executive Officer, 1847 Goedeker Inc.	64	2006	✓		✓		✓	1
Nancy M. Taylor Former President and CEO, Tredegar Corporation	61	2014	IC		✓		✓	2
Joseph M. Nowicki Former Executive Vice President & CFO, Beacon Roofing Supply, Inc.	59	2020	✓	✓	✓			0
Charles E. Tyson President & CEO, LL Flooring	59	2020						0

AC = Audit Committee

CARA = Compliance and Regulatory Affairs Committee

CC = Compensation Committee

NCG = Nominating and Corporate Governance Committee

C = Committee Chairperson

F = Financial Expert

IC = Independent Chairperson of the Board

Our Board of Directors

Our Board of Directors (the "Board") embodies a diverse range of viewpoints, backgrounds and skills that are vital to its effectiveness.



89%	of Directors are INDEPENDENT
5	NEW DIRECTORS added since 2017 bringing fresh perspectives to the Board

See page nine for individual details for each director, including experience and qualifications.

Corporate Governance Highlights

Strong corporate governance practices are key to achieving our performance goals while maintaining the trust and confidence of our stockholders, associates, customers and stakeholders. Our corporate governance practices are described in more detail beginning on page 13 and in our Corporate Governance Guidelines, which can be found at https://investors.llflooring.com/corporate-governance.

Director Independence • Eight of our nine directors are independent. • Our Chief Executive Officer is the only management director. • All of our Board committees are composed exclusively of independent directors.	**89% Independent**
Board Leadership • We have an independent Chairperson with prescribed duties. • The independent Chairperson serves as a liaison between management and the independent directors on Board-wide issues.	**Independent Chairperson**
Board Oversight of Strategy and Enterprise Risk • The Board is actively engaged in the Company's strategic planning through an integrated, risk-informed approach that supports the long-term growth of the Company, including oversight of the Company's long-term financial plan, innovation and workforce development initiatives. • The Audit Committee meets regularly with members of management to review and discuss implementation of risk-assessment and risk management policies and procedures.	**Active Oversight of Strategy and Enterprise Risk**
Stock Ownership Requirements • Within five years of their election to the Board, our non-employee directors are expected to hold an amount of the Company's common stock equal in value to two and one-half times their annual cash and stock retainer combined. • Our Chief Executive Officer is expected to hold shares with a value of five times his salary. Our Chief Financial Officer is expected to hold shares with a value of two times her salary, and our other executive officers are expected to hold shares with a value equal to their annual salary. • We do not allow our executive officers or directors to pledge shares as collateral or hedge the economic risk of owning shares.	**Robust Director and Officer Stock Ownership Guidelines**
Governance Matters • We have a comprehensive orientation program for new directors. • The Board and its committees conduct annual self-assessments. • The independent directors regularly meet in executive session without management present. Our independent Chairperson presides over these non-management and executive sessions. • We have no poison pill. • Our independent directors have complete access to management.	**Strong Corporate Governance**

Executive Compensation Highlights

You are being asked to vote on an advisory basis on the compensation paid to the Company's named executive officers as described in this Proxy Statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion beginning on page 29.

In December 2019, the Compensation Committee and Board of Directors approved changes to the Executive Long-Term Incentive Plan that were intended to further strengthen the alignment of pay and performance, as well as focus executives on creating long-term stockholder value. These changes included:

2020 Compensation Highlights
• Lengthened the performance measurement period of the long-term incentive plan from two years to three years to better align with market practice • Awards are earned and vest based on performance after the end of three years

Philosophy and Objectives

Our executive compensation program is designed to:

- ✓ Link pay to performance
- ✓ Attract, develop and retain an experienced and highly qualified executive officer team
- ✓ Encourage long-term commitment and align the interests of executive officers with those of our stockholders, customers and other stakeholders by placing a substantial portion of pay at risk through performance goals that, if achieved, are expected to increase total stockholder return and enhance customer service

- ✓ Motivate and reward superior performance that supports our business and strategic plans and contributes to the long-term success of the Company
- ✓ Promote internal pay equity
- ✓ Reinforce our core values of thinking like our customers, acting like owners, succeeding as a team, expecting continuous improvement and acting with integrity

We meet these objectives through the appropriate mix of compensation, including base salary, short-term incentives and long-term incentives.

<table>
<tr><td align="center">***Chief Executive Officer
Target Compensation Mix***</td><td align="center">***Other Named Executive Officers
Target Compensation Mix***</td></tr>
<tr><td align="center"></td><td align="center"></td></tr>
<tr><td align="center">■ Long-Term Incentive Plan
■ Short-Term Incentive Plan
■ Base Salary</td><td align="center">■ Long-Term Incentive Plan
■ Short-Term Incentive Plan
■ Base Salary</td></tr>
</table>

Compensation Governance Features	
✓ Balance of short-term and long-term incentives ✓ Substantial portion of executive compensation is at risk and tied to enhanced stockholder value ✓ Different performance measures used for short-term and long-term incentive programs ✓ Robust share ownership guidelines ✓ Clawback provisions incorporated into incentive compensation ✓ Annual Say-on-Pay votes conducted ✓ Two triggers required for the payment of most change in control benefits	✖ No payout of short-term or long-term awards greater than 200% of target ✖ No long-term or indefinite employment agreements ✖ No hedging or pledging of shares as collateral ✖ No excessive perquisites ✖ No issuance of excessive equity compensation that would dilute stockholder value ✖ No excessive change in control severance benefits

Proposal 1   Election of Directors

The size of the Board is currently fixed by resolution of the Board at nine members divided into three classes. The three-year terms of each class are staggered so that the term of one class expires at each annual meeting. The term of office of our Class III directors will end at this year's Annual Meeting of Stockholders. Our Class I directors' terms will end at the Annual Meeting of Stockholders in 2022. Our Class II directors' terms will end at the Annual Meeting of Stockholders in 2023. Each director serves a three-year term and will continue in office until a successor has been elected and qualified, subject to earlier resignation, retirement or removal from office. Effective September 1, 2020, the Board appointed Joseph M. Nowicki to serve as a Class I director. Effective May 26, 2020, the Board appointed Charles E. Tyson to serve as a Class II director. Because Mr. Nowicki and Mr. Tyson were appointed in 2020, the Board has determined to nominate each of them for election as a Class I and Class II director, respectively, to serve the remainder of such terms. Jimmie L. Wade is not standing for re-election. The size of the Board will be reduced to eight directors, and the number of Class III directors will be reduced to two upon the end of Mr. Wade's term at the Annual Meeting.

The following pages set forth information concerning the nominees and the directors whose terms of office will continue after the Annual Meeting including certain experiences, qualifications, attributes and/or skills that led the Board to conclude that each of them should serve as a director.

If any nominee is unable to serve as a director, the persons named in the enclosed proxy reserve the right to vote for a lesser number of directors or for a substitute nominee designated by the Board, to the extent consistent with our Certificate of Incorporation and our Bylaws. All of the nominees listed below have consented to be nominated and to serve if elected. We do not expect that any nominee will be unable to serve.

Should all the Class III director nominees be elected to our Board, the director classes after the 2021 Annual Meeting of Stockholders will be as follows:

Class I Terms expiring at 2022 Annual Meeting	Class II Terms expiring at 2023 Annual Meeting	Class III Terms expiring at 2024 Annual Meeting
Terri Funk Graham	David A. Levin	Douglas T. Moore
Famous P. Rhodes	Martin F. Roper	Nancy M. Taylor
Joseph M. Nowicki	Charles E. Tyson	

The Board, upon the recommendation of the Nominating and Corporate Governance Committee, has nominated Douglas T. Moore and Nancy M. Taylor for re-election to the Board as Class III directors for three-year terms ending in 2024, Joseph M. Nowicki for election to the Board as a Class I director for a one-year term ending in 2022, and Charles E. Tyson for election to the Board as a Class II director for a two-year term ending in 2023.

Douglas T. Moore

Chief Executive Officer 1847 Goedeker, Inc.

Director since: 2006

Age: 64

Committees:
- Nominating and Corporate Governance
- Compliance and Regulatory Affairs

Mr. Moore currently serves as the Chief Executive Officer of 1847 Goedeker, Inc., an industry-leading direct-to-consumer appliance and furniture e-tailer, which went public in 2020. Prior to that time, Mr. Moore was Chief Executive Officer of Goedeker's, an operating subsidiary of 1847 Holdings, LLC, beginning in August 2019. Prior to that, he was President and Chief Executive Officer of Med-Air Homecare, a home healthcare equipment and service provider, from November 2013 until May 2019, principal of First Street Consulting, LLC, a retail consulting firm, from January 2011 until October 2017, and Senior Vice President of FirstSTREET for Boomers and Beyond, Inc., a leading direct marketer of products for baby boomers, from October 2017 until August 2019. From February 2012 through June 2012, Mr. Moore served as the Chief Merchandising and Marketing Officer at hhgregg, Inc., a consumer electronics retail chain. Mr. Moore is a director of 1847 Goedeker, Inc.

Qualifications: Through his more than 25 years of retail experience, Mr. Moore has developed an understanding of strategic and tactical business issues that include store operations, merchandising, supply chain, sourcing and human resource planning. He also possesses senior management, marketing, risk assessment and retail knowledge. He has been a member of our Nominating and Corporate Governance Committee since our initial public offering and a member of our Compliance and Regulatory and Affairs Committee since May 2016. Mr. Moore also served as a member of our Audit Committee from our IPO until May 2016 and as Chairperson of our Nominating and Corporate Governance Committee from our initial public offering until May 2019. Through his service as a director, Mr. Moore has gained insight, perspective and knowledge regarding our business, growth, operations and personnel.

Nancy M. Taylor

Former President and Chief Executive Officer, Tredegar Corporation

Director since: 2014

Age: 61

Committees:
- Nominating and Corporate Governance
- Compliance and Regulatory Affairs

Ms. Taylor is the former President and Chief Executive Officer of Tredegar Corporation, a manufacturing company, serving in such role from January 2010 to June 2015, and was a member of Tredegar's board of directors from early 2010 until June 2015. Ms. Taylor is a director of TopBuild Corp. and Verso Corporation.

Qualifications: Ms. Taylor has significant experience as a chief executive officer of a publicly traded international manufacturer. Through her experience, she has gained and developed extensive business, finance and leadership skills. Further, she possesses an understanding of strategic planning, risk assessment and international operations. In addition, she has experience serving as a director of a public company and brings strong corporate governance knowledge to the Board. Ms. Taylor has been a member of our Nominating and Corporate Governance Committee since January 2015 and a member of our Compliance and Regulatory Affairs Committee since May 2019. Ms. Taylor also served as a member of our Compensation Committee from May 2014 until May 2019. Additionally, Ms. Taylor was appointed Chairperson of our Board in November 2015. Through her service as a director, Ms. Taylor has gained insight, perspective and knowledge regarding our business, growth, operations and personnel.

The Board of Directors recommends a vote FOR the election of Mr. Moore and Ms. Taylor for a three-year term expiring in 2024.

Nominee for Election for Terms Expiring in 2022 (Class I)

Joseph M. Nowicki

Former Executive Vice President and Chief Financial Officer, Beacon Roofing Supply, Inc.

Director since: 2020

Age: 59

Committees:
- Audit
- Compliance and Regulatory Affairs

Mr. Nowicki served as Executive Vice President and Chief Financial Officer of Beacon Roofing Supply, Inc., a distributor of commercial and residential roofing products and related building materials, from 2013 until June 2020. Prior to assuming that position, he was Chief Financial Officer, Chief Compliance Officer and Treasurer of Spartan Motors, Inc., a specialty chassis, vehicle, truck body and aftermarket parts manufacturer for RV and emergency response customers. Mr. Nowicki previously served as a director of Diversified Restaurant Holdings, Inc. from 2010 to 2020 and ASV Holdings, Inc. from 2017 to 2019.

Qualifications: Mr. Nowicki brings significant financial, retail and information technology experience to the Board. As the former chief financial officer of a public retail corporation and having held other senior executive roles with other retail companies, Mr. Nowicki has developed operational and leadership aptitude in addition to his significant capability in the areas of strategic business planning, risk assessment and store operations. Mr. Nowicki has been a member of our Audit Committee since September 2020. Mr. Nowicki also has served as a member of our Compliance and Regulatory Affairs Committee since September 2020.

The Board of Directors recommends a vote FOR the election of Mr. Nowicki for a one-year term expiring in 2022.

Nominee for Election for Terms Expiring in 2023 (Class II)

Charles E. Tyson

President and Chief Executive Officer, Lumber Liquidators Holdings, Inc.

Director since: 2020

Age: 59

Committees: None

Mr. Tyson was appointed President and Chief Executive Officer in May 2020 and concurrently joined Lumber Liquidators' Board of Directors. Mr. Tyson previously served as Interim President from February 2020 until May 2020 and served as Chief Customer Experience Officer from June 2018 until May 2020. From 2008 to 2017, Mr. Tyson held various roles at Advance Auto Parts, Inc., an automotive aftermarket parts provider, including Executive Vice President, Merchandising, Marketing and Supply Chain from 2013 to 2017 and Senior Vice President, Merchandising and Replenishment from 2008 to 2013. Prior to that, Mr. Tyson served in a variety of Senior Vice President roles at Office Max and Office Depot.

Qualifications: Mr. Tyson has been with Lumber Liquidators for three years, including two years as Chief Customer Experience Officer. He currently serves as Lumber Liquidators' President and Chief Executive Officer. He has deep retail and commercial experience and has served in senior leadership roles at multiple publicly traded companies. The Board benefits from his broad operating, supply chain, retail, merchandising, marketing, customer insights and strategic planning experience.

The Board of Directors recommends a vote FOR the election of Mr. Tyson for a two-year term expiring in 2023.

Incumbent Directors Whose Terms Expire in 2022 (Class I)

Terri Funk Graham

Former Senior Vice President & Chief Marketing Officer, Jack In the Box, Inc.

Director since: 2018

Age: 55

Committees:
- Compensation
- Nominating and Corporate Governance *(Chairperson)*

Ms. Graham previously served as Chief Marketing Officer – Red Envelope for Provide Commerce, Inc., an e-commerce gifting company, from July 2013 to September 2014. Prior to that position, Ms. Graham, joined Jack in the Box Inc., a restaurant company that operates and franchises Jack in the Box and Qdoba Mexican Grill restaurants, in 1990, and most recently served as its Senior Vice President and Chief Marketing Officer from September 2007 to December 2012. Ms. Graham serves as a director of Sprouts Farmers Market, Inc. and CV Sciences, Inc. and previously served as a director of 1-800 Contacts between 2015 to 2016 and Hot Topic, Inc. from June 2012 to June 2013.

Qualifications: Ms. Graham has over 30 years of branding and marketing experience in the retail industry, including extensive knowledge of digital and e-commerce business. Ms. Graham brings her public company board experience to our Board, including a strong corporate governance background. Ms. Graham has been a member of our Compensation Committee and Nominating and Corporate Governance Committee since September 2018. Ms. Graham became Chairperson of the Nominating and Corporate Governance Committee in May 2019.

Famous P. Rhodes

Vice President, Chief Marketing and Technical Officer, RV Retailer, LLC

Director since: 2017

Age: 46

Committees:
- Audit
- Compensation

Mr. Rhodes currently serves as corporate Vice President, Chief Marketing and Technical Officer of RV Retailer, LLC, a recreational vehicle retail company, serving in such role since November 2019. Prior to assuming his current position, Mr. Rhodes was Executive Vice President and Chief Marketing Officer of Bluegreen Vacations Corporation, a vacation ownership company, from August 2017 to September 2019, Vice President of Digital Marketing and Customer Experience for AutoNation, Inc., an automotive retailer, from 2015 to 2017, and Vice President of eCommerce for AutoNation, Inc. from 2012 to 2015.

Qualifications: Mr. Rhodes brings significant marketing and omnichannel retail experience to the Board. Currently serving as the chief marketing officer of a large retail corporation and having held other senior executive roles with other retail companies, Mr. Rhodes has developed operational and leadership aptitude in addition to his significant capability in the areas of digital technology and customer-experience. Mr. Rhodes has been a member of our Audit Committee and Compensation Committee since May 2018.

Incumbent Directors Whose Terms Expire in 2023 (Class II)

David A. Levin

Former President and Chief Executive Officer, Destination XL Group, Inc.

Director since: 2017

Age: 69

Committees:
- Audit
- Compensation *(Chairperson)*

Mr. Levin served as the President and Chief Executive Officer and Director of Destination XL Group, Inc., a specialty apparel retailer, from April 2000 to December 2018. From January 2019 to April 2019, Mr. Levin served as acting Chief Executive Officer of Destination XL Group, Inc. Mr. Levin previously served as a director of Christopher & Banks Corporation from 2012 to 2016.

Qualifications: Mr. Levin brings to the Board more than 30 years of retail experience and extensive experience as the president and chief executive officer of a public retail company. Mr. Levin has developed wide-ranging business and leadership skills in addition to significant experience in the areas of merchandising, marketing and operational issues. Further, he has experience serving on the boards of public companies. Mr. Levin has been a member of our Compensation Committee since May 2017, and its Chairperson since May 2019, and a member of our Audit Committee since May 2019. Mr. Levin also served as a member of our Compliance and Regulatory Affairs Committee from May 2017 until May 2019.

Martin F. Roper

President, All Market, Inc.

Director since: 2006

Age: 58

Committees:
- Audit
- Compliance and Regulatory Affairs *(Chairperson)*

In January 2021, Mr. Roper was appointed Co-Chief Executive Officer of All Market, Inc., a healthy branded beverage and coconut water supplier. Prior to that time, Mr. Roper was President of All Market, Inc., beginning in September 2019. Mr. Roper became a Director of All Market, Inc. in January 2021. From January 2001 until April 2018, Mr. Roper served as the President and Chief Executive Officer of The Boston Beer Company, Inc., a craft brewer, where he had worked as an employee since 1994. Mr. Roper served on the board of directors of Boston Beer from 1999 until his retirement in April 2018. Since November 2018, Mr. Roper has served on the board of Financial Information Technologies, LLC (Fintech), a private company providing solutions to alcohol beverage distributors and retailers. Since September 2019, Mr. Roper has served on the board of directors of Bio-Nutritional Research Group, Inc., the producer and marketer of Power Crunch energy bars.

Qualifications: As a former director and chief executive officer of a publicly traded company, Mr. Roper has senior management, strategic development and financial skills. In addition, Mr. Roper possesses experience in public relations, consumer marketing, investor relations, product development and risk management. Mr. Roper has been a member of the Audit Committee since our initial public offering and Chairperson of the Compliance and Regulatory Affairs Committee since May 2019. Mr. Roper also served as Chairperson of the Compensation Committee from our initial public offering until May 2019. His experience as a director has provided him with insight, perspective and knowledge regarding our business, growth, operations and personnel.

Jimmie L. Wade

Former President, Advance Auto Parts, Inc.

Director since: 2011

Age: 67

Committees:
- Nominating and Corporate Governance
- Audit *(Chairperson)*

Mr. Wade served on the board of directors and finance committee of Advance Auto Parts, Inc. from September 2011 through May 2016. Mr. Wade joined Advance in February 1994 and served as President from October 1999 through May 2005 and from January 2009 until December 2011. Mr. Wade previously served as a director of Tuesday Morning Corporation between 2014 and 2017.

Qualifications: Mr. Wade has extensive experience as a senior executive and director of a leading publicly traded specialty retailer that achieved significant growth during his tenure. Through his experience, he has gained and developed extensive business, finance, distribution, marketing and leadership skills. Further, he possesses an understanding of strategic business planning, risk assessment and store operations. Mr. Wade has been a member of our Audit Committee since November 2011 and has served as Chairperson of our Audit Committee and as an "audit committee financial expert" since November 2015. Mr. Wade also has served as a member of our Nominating and Corporate Governance Committee since May 2016. Through his service as a director, Mr. Wade has gained insight, perspective and knowledge regarding our business, growth, operations and personnel.

CORPORATE GOVERNANCE

We are committed to having sound corporate governance principles. Our Code of Business Conduct and Ethics, which applies to our directors, officers and associates, our Corporate Governance Guidelines and the charters of the Audit, Compensation, Nominating and Corporate Governance and Compliance and Regulatory Affairs Committees are available on our website, https://investors.llflooring.com/corporate-governance, and are also available in print, free of charge, to any stockholder who requests them. Such requests should be directed to Corporate Secretary, Lumber Liquidators Holdings, Inc., 4901 Bakers Mill Lane, Richmond, Virginia 23230.

Independence

All of our directors, other than our Chief Executive Officer, are independent. The Board, in its business judgment, has affirmatively determined that eight of its nine current members are independent, including under the applicable independence standards contained in rules of NYSE: Terri Funk Graham, David A. Levin, Douglas T. Moore, Joseph M. Nowicki, Famous P. Rhodes, Martin F. Roper, Nancy M. Taylor and Jimmie L. Wade. In reaching its conclusion regarding director independence, the Board considered whether we conduct business and have other relationships with organizations of which certain members of the Board or members of their immediate families are or were directors or officers. None of our non-management directors had any transactions, arrangements or relationships with us, other than as directors and stockholders.

Board Leadership Structure – Independent Chairperson

The Board regularly evaluates relevant factors to determine the best leadership structure for our operating and governance environment at the time. Our Bylaws currently require that we separate the offices of the Chief

Executive Officer and Chairperson of the Board. Specifically, our Bylaws, among other things, require that we have a Chairperson of the Board who is (i) not employed in an executive capacity, and (ii) deemed independent as defined by the NYSE requirements. As set forth in our Bylaws, on an annual basis, the Board will elect one of its members to the office of Chairperson of the Board. In the event of the Chairperson's temporary absence or incapacity, the Board will appoint, by resolution, another independent director to preside as Chairperson at meetings of stockholders and of the Board. In the case of the Chairperson's death or permanent inability to act, the Board will elect a Chairperson who is independent from among current directors or appoint a new director to serve as Chairperson, with any such appointment being subject to the provisions of our Certificate of Incorporation.

We believe having separate Chief Executive Officer and Chairperson of the Board positions is the most appropriate structure for our Company. Ms. Taylor, who is an independent director, was first appointed Chairperson on November 16, 2015 and continues in that role. Beginning in February 2020, Mr. Tyson served as Interim President and Principal Executive Officer until his appointment in May 2020 as President and Chief Executive Officer and a director of the Company. We believe it is most effective for Mr. Tyson to be able to focus his efforts on serving as our Chief Executive Officer while working closely with our Chairperson of the Board, Ms. Taylor.

In addition to any other duties that may be prescribed to her by the Board, Ms. Taylor, as Chairperson of our Board, is responsible for the following functions: (i) timing and agendas for Board meetings; (ii) nature, quantity and timing of information provided to the independent directors by our management; (iii) retention of counsel or consultants who report directly to the Board; (iv) implementation of corporate governance policies and procedures, including assisting the chairpersons of the various Board committees as requested; (v) receiving reports from the Nominating and Corporate Governance Committee regarding compliance with and implementation of corporate governance policies; (vi) evaluating, along with the Compensation Committee, the performance of the Chief Executive Officer; and (vii) presiding at all meetings of the Board, including executive sessions of the non-management directors and the independent directors.

Committees of the Board

The Board has established four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, and the Compliance and Regulatory Affairs Committee, each composed entirely of directors the Board has affirmatively determined to be independent. Each committee operates pursuant to a written charter adopted by the Board that sets forth its roles and responsibilities and provides for an annual evaluation of its performance. The charters of all four standing committees are available at the investor relations page of our website at https://investors.llflooring.com/committee-charters and will be provided to any stockholder without charge upon the stockholder's written request to our Corporate Secretary. Each year, committee and committee chair assignments are made at the Board meeting immediately following the Annual Meeting of Stockholders. The current composition of each committee is as follows:

Audit Committee	Compensation Committee
Jimmie L. Wade *(Chairperson)*	David A. Levin *(Chairperson)*
David A. Levin	Terri Funk Graham
Joseph M. Nowicki	Famous P. Rhodes
Famous P. Rhodes	
Martin F. Roper	

Nominating and Corporate Governance Committee	Compliance and Regulatory Affairs Committee
Terri Funk Graham *(Chairperson)*	Martin F. Roper *(Chairperson)*
Douglas T. Moore	Douglas T. Moore
Nancy M. Taylor	Joseph M. Nowicki
Jimmie L. Wade	Nancy M. Taylor

The Board may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our Certificate of Incorporation and Bylaws.

Audit Committee. The Audit Committee assists the Board in fulfilling the oversight responsibility of the Board relating to: (i) the integrity of our financial statements and financial reporting process and our systems of internal accounting and financial controls; (ii) the performance of the internal audit function; (iii) the annual independent audit of our financial statements; (iv) the engagement of our independent auditor and the evaluation of the independent auditor's qualifications, independence and performance; (v) our compliance with legal and regulatory requirements as it relates to accounting, auditing and financial reporting matters; (vi) the implementation and effectiveness of our disclosure controls and procedures and internal control over financial reporting; (vii) the framework for identification of enterprise risks; and (viii) other matters set forth in the charter of the Audit Committee. The Audit Committee has the sole authority to appoint, retain, compensate, evaluate and terminate the independent auditor. The Audit Committee approves procedures for the pre-approval of the engagement of the independent auditor to provide audit and non-audit services. It is also responsible for establishing, publishing, and maintaining and overseeing our "whistleblower" procedures.

The Board, in its business judgment, has determined that all of the current members of the Audit Committee are, and each member who served on the Audit Committee during 2020 was, during the period in which he served, independent, as determined in accordance with the rules of the NYSE and relevant federal securities laws and regulations. The Board also has determined that all of the Audit Committee members are financially literate as defined by the rules of the NYSE and that Mr. Wade qualifies as an "audit committee financial expert" as defined by regulations of the Securities and Exchange Commission ("SEC"). For additional information regarding the Audit Committee, please see the Audit Committee Report that is included in this Proxy Statement.

Compensation Committee. The purpose of the Compensation Committee is to oversee the policy and programs relating to the compensation of our executive officers, including policies governing salaries, incentive compensation and terms and condition of employment (with the Board having final approval for the compensation of the Chief Executive Officer). The Compensation Committee may, in its discretion, engage outside consultants to assist in evaluating and determining appropriate compensation levels for our executives. The Compensation Committee has produced an annual report on executive compensation that is included in this Proxy Statement. Refer to the section titled "Executive Compensation" for additional information.

The Board, in its business judgment, has determined that all of the current members of the Compensation Committee are independent, as determined in accordance with the rules of the NYSE and any relevant federal securities laws and regulations.

Nominating and Corporate Governance Committee. The purpose of the Nominating and Corporate Governance Committee is to identify individuals qualified to become members of the Board consistent with the criteria approved by the Board, to recommend director-nominees for election at each annual meeting of stockholders, to fill any vacancies on the Board, and to address related matters. The Nominating and Corporate Governance

Committee also develops and recommends to the Board applicable corporate governance principles, determines the form and amount of director compensation and perquisites and leads and oversees the annual review of the Board and its standing committees' performance. In performing these duties, the Nominating and Corporate Governance Committee uses its network of contacts to compile potential candidates, but may also engage, if it deems appropriate, a professional search firm.

The Board, in its business judgment, has affirmatively determined that all of the current members of the Nominating and Corporate Governance Committee are independent, as determined in accordance with the rules of the NYSE.

The Nominating and Corporate Governance Committee will consider stockholder recommendations for candidates to serve on the Board in accordance with the Company's Bylaws. Stockholders may submit such recommendations to the Nominating and Corporate Governance Committee through the method set forth under "Communications to the Board." In addition, in accordance with the Bylaws, any stockholder of record entitled to vote for the election of directors at a stockholder meeting may nominate persons for election to the Board if such stockholder complies with the advance notice provisions of the Bylaws. Such a nomination must be sent to our corporate secretary and include, among other items: (i) the name, age, business address and residence address of each nominee proposed in such notice; (ii) the principal occupation or employment of each such nominee; (iii) the number of shares of capital stock of the Company which are owned of record and beneficially by each such nominee and any affiliates or associates of such nominee (if any); (iv) a description of any agreement, arrangement or understanding of the type described in Article II, Section 17, clause (a)(iii)(B)(iv) or (a)(iii)(B)(v) of the Bylaws, but as it relates to each such nominee rather than the proposing stockholder; (v) if any such nominee is a party to any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity other than the Company, or has received any compensation or other payment from any person or entity other than the Company, in each case in connection with candidacy or service as a director of the Company, a detailed description of such agreement, arrangement or understanding and its terms or of any such compensation received; (vi) such other information concerning each such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved) or that is otherwise required to be disclosed, under Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder; and (vii) the consent of the nominee to being named in the proxy statement as a nominee and to serving as a director if elected and a representation by the nominee to the effect that, if elected, the nominee will agree to and abide by all policies of the Board as may be in place at any time and from time to time. If the nomination is not timely and in proper form, the nominee will not be considered by the Nominating and Corporate Governance Committee. To be timely for the 2022 Annual Meeting, the nomination must be received within the time frame set forth in "Deadlines for Submission of Stockholder Proposals and Director Nominations" on page 59. Nominees for director are selected in the context of an assessment of the perceived needs of the Board at the time and on the basis of, among other things, the following:

• strength of character	• specific areas of expertise
• judgment	• understanding of our business
• skill	• principles of diversity
• education	• reputation
• business experience	• other personal attributes or special talents

Nominees must also be willing to spend the time necessary to discharge their responsibilities appropriately and to ensure that other existing or future commitments do not materially interfere with their responsibilities as members of the Board.

In determining the composition of the Board, the Nominating and Corporate Governance Committee seeks to include a diverse and complementary range of skills and experience among our directors. Although it does not have a formal diversity policy, the Nominating and Corporate Governance Committee believes that the presence of differing viewpoints on the Board is a benefit to us. Accordingly, the Nominating and Corporate Governance Committee considers principles of diversity, which include, among other things, diversity in backgrounds, perspectives, expertise and qualifications, when assessing the Board as a whole, and individual director candidates. Our directors represent a range of backgrounds and overall experience. Approximately 22% of our directors are female. Additionally, when considering a director standing for re-election as a director nominee, in addition to the above attributes, the Nominating and Corporate Governance Committee considers such individual's past contribution and future commitment to the Company. Our directors have a varied tenure, providing for a range of perspectives, fresh ideas and ensuring the transition of knowledge and experience from longer-serving members. The Nominating and Corporate Governance Committee evaluates the totality of the attributes of each director nominee that it considers and does not have established minimum qualifications or attributes. After evaluating any potential director nominee, the Nominating and Corporate Governance Committee makes its recommendations to the full Board, and the Board then determines the director nominees for election. The evaluation process for prospective director nominees is the same for all director nominees, regardless of the source from which the nominee was first identified.

Compliance and Regulatory Affairs Committee. The Compliance and Regulatory Affairs Committee has overall responsibility for assisting the Board in discharging its oversight of significant regulatory and compliance matters and to oversee the processes by which we conduct our business to ensure we do so in a manner that complies with applicable laws and regulations and reflects our high standards of integrity. The Compliance and Regulatory Affairs Committee may, in its discretion, engage outside consultants to advise the Compliance and Regulatory Affairs Committee. The Board, in its business judgment, has determined that all of the current members of the Compliance and Regulatory Affairs Committee are independent, as determined in accordance with the rules of the NYSE and any relevant federal securities laws and regulations.

Risk Management

We have developed and implemented processes designed to manage risk in our business. The Board's role in risk management is primarily one of oversight with the day-to-day responsibility for risk management being with our management team. The Board regularly reviews information provided by management regarding our business strategy, financial position and operations, and considers associated risks. In addition, the Board executes its oversight role through its committees, which report regularly to the Board on their activities, and various presentations by management to the Board.

While the Board has principal oversight responsibility for enterprise risk management, the Audit Committee reviews management's identification of the key risks that we face, including the main controls upon which we rely to mitigate those risks. In particular, the Audit Committee focuses on financial risk, including internal controls and cybersecurity, and assesses our risk profile with management and our internal and external auditors. The internal control risk profile drives our internal audit plan. The Audit Committee also handles violations of our Code of Ethics and related corporate policies. The Nominating and Corporate Governance Committee assists in risk management by overseeing our risks relating to our governance structure. The

Compensation Committee reviews risks relating to our incentive compensation policies and practices. The Compliance and Regulatory Affairs Committee assists in the oversight of risks related to significant regulatory and compliance matters. Further, the Board has the ability to create additional committees.

Compensation Risk Assessment. Among other things, the Compensation Committee reviews our compensation policies and practices to determine whether they subject us to unnecessary or excessive risk. In so doing, the Compensation Committee considers whether such policies and practices are appropriately structured to promote the achievement of goals without encouraging the taking of unwarranted or undue risk. Additionally, the Compensation Committee reviews the relationship between our risk management policies and practices and compensation, and evaluates compensation policies and practices that could mitigate risks relating to our compensation program.

We believe that our compensation programs discussed herein are designed with the appropriate balance of risk and reward in relation to our overall business strategy and do not incent executive officers or other associates to engage in conduct that creates unnecessary or unjustifiable risks. Specifically, our mix of rewards for short-term performance through base salary and annual cash bonus awards, and for long-term performance through equity incentive awards supports these compensation objectives. Moreover, we believe that our utilization of these different compensation components allows us to manage the risks inherent with performance-based compensation. Additionally, our use of mitigation tools such as claw back provisions, caps on our incentive plans, oversight by an independent committee of non-employee directors and significant vesting periods for equity awards, provide additional risk protection.

Based upon the review of our compensation policies and practices, we have concluded that they do not create risks that are reasonably likely to have a materially adverse effect on the Company.

Board and Standing Committee Attendance and Executive Sessions

	Members	Independence	Meetings Held During 2020
Board of Directors	9	8 of 9	19
Audit Committee	5	100%	10
Compliance and Regulatory Affairs Committee	4	100%	7
Compensation Committee	3	100%	8
Nominating and Corporate Governance Committee	4	100%	7

Each member of the Board is expected to attend Annual Meetings of Stockholders in person. All of our directors serving at the time attended the 2020 Annual Meeting of Stockholders.

At the regularly scheduled meetings of the Board, it is the practice of the Board to hold an executive session without management present, as well as a separate executive session with just the independent directors. At each of these sessions, the Chairperson of the Board presides over each of these sessions.

During fiscal year 2020, each incumbent director attended at least 75% of the meetings of the Board and committees on which he or she served (held during the period for which he or she has been a director).

Communications to the Board

Stockholders, associates and other interested parties may contact an individual director, the Board as a group, the Chairperson of the Board, or a specified Board committee or group, including the non-employee directors as a group, at the following address: Corporate Secretary, Lumber Liquidators Holdings, Inc., 4901 Bakers Mill Lane, Richmond, Virginia 23230, Attn: Board of Directors. We will receive and process communications before forwarding them to the addressee. Directors generally will not be forwarded communications that are primarily commercial in nature, relate to improper or irrelevant topics, or request general information about us, including inquiries regarding employment opportunities.

Political Contributions Policy

Our Bylaws provide that the Board will ensure that any lobbying or political activity is conducted solely for promoting our commercial interests and is in the interest of our stockholders. As part of this oversight, the Board will ensure that lobbying and political spending do not reflect narrow political preferences or the political preferences of our executives that have little or no bearing on our own commercial performance. In fiscal year 2020, we did not engage in any lobbying or political activities.

Certain Relationships and Related Transactions

We have a formal written policy concerning related person transactions, a copy of which is available on our website. Under that policy, a related person transaction is a transaction, arrangement or relationship involving us, on the one hand, and (i) our director or executive officer, his or her immediate family members or any entity that any of them controls or in which any of them has a substantial beneficial ownership interest; or (ii) any person who is the beneficial owner of more than 5% of our voting securities or a member of the immediate family of such person. Related person transactions do not include (i) any employee benefit plan, policy, program, agreement or other arrangement that has been approved by the Board, the Compensation Committee or recommended by the Compensation Committee for approval by the Board, or (ii) any transaction (other than consulting or employment) in the ordinary course of business and/or in compliance with approved Company policy, if applicable, that does not involve an amount exceeding $100,000 in aggregate.

The Audit Committee evaluates each related person transaction for the purpose of recommending to the disinterested members of the Board whether the transaction is fair, reasonable and within our policy, and should be ratified and approved by the Board. Relevant factors considered by the Audit Committee include:

- the benefits of the transaction to the Company or any of its consolidated subsidiaries;
- the terms of the transaction and whether they are arm's-length and in the ordinary course of the Company's or any of its consolidated subsidiary's business;
- the direct or indirect nature of the related person's interest in the transaction;
- the size and expected term of the transaction; and
- other facts and circumstances that bear on the materiality of the related person transaction under applicable law and listing standard.

At least annually, management will provide the Audit Committee with information pertaining to related person transactions. Related person transactions entered into, but not approved or ratified as required by the policy

concerning related person transactions, will be subject to termination by us or the relevant subsidiary, if so directed by the Audit Committee, taking into account factors as it deems appropriate and relevant.

In 2020, there were no related party transactions to report pursuant to the relevant SEC rules.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE ("ESG")

We are committed to ESG matters and being a responsible corporate citizen. The following areas are the focus of our corporate responsibility program. We are working toward developing additional information about our ESG efforts that can be shared with our stakeholders and establishing goals and objectives related to progress on these initiatives.

Our Company

Culture	In 2020 we engaged the organization in reviewing the Company's current mission, vision and values and assessing how well they are serving us today. We formalized our Company's vision: to be the customer's first choice in hard-surface flooring by providing the best experience, from start to finish. We also identified the following six guiding values as the foundation of our culture: • Customer Obsessed • Embrace Diversity • Act with Integrity • Seize Opportunities • Be Resilient • Own Our Outcomes During 2020 we added more regional and store managers in training to build our bench of future store leadership. Our field leadership has also focused on developing a more robust store and regional manager training program that promotes both diverse and inclusive leadership as well as drives greater internal career advancement.
Ethics & Compliance	We have a high-level of commitment and engagement to Ethics and Integrity. This commitment begins with our Board of Directors, Chief Executive Officer, and senior leadership team and is reflected in policies and processes throughout all levels of the organization including all vendor partners. We maintain a Code of Business Conduct and Ethics ("Code"), which is available on our website, https://investors.llflooring.com/corporate-governance. This Code is the foundation of our high-level commitment to operating in an ethical manner and with integrity. All associates and our Board of Directors certify and are trained on the Code annually. In addition to the Code, our ethics and compliance program includes: • enterprise-wide comprehensive, written policies and procedures related to applicable laws, regulations, industry standards and the Company's requirements to ensure high standards of integrity; • procedures for reporting, tracking and investigating concerns and allegations through our hotline, loss prevention, human resources and compliance teams; • robust training requirements and policy sign-offs to reinforce key areas of compliance; • disciplinary procedures to remedy and prevent instances of misconduct and ensure the overall compliance program is effective; and • oversight of the Code and regulatory compliance matters through the Compliance and Regulatory Affairs Committee.

Our Associates

Human Capital Management	Our people are the core of our business and we commit to deliver them an inclusive, diverse team and culture that understands and adapts to the varying needs of our customers. We seek to provide an engaging work experience that excites and motivate our team members to deliver their best every day. We also aim to provide opportunities for learning and growth, to ensure our team is always the best in the business.
Safety & Health	Our commitment to the safety of our associates is an essential and ongoing part of our business. We require careful attention to safety with respect to handling product in our warehouses, stores, installation and delivery processes. In response to COVID-19, we prioritized the safety of our associates and customers and followed rigorous standards for mask wearing, social distance and cleaning protocols. We have implemented remote work for all corporate support associates including senior management. We have significantly reduced travel and contact to help protect not only our associates but also the communities in which we live. We also provided emergency relief pay to our associates affected by COVID-19 exposure or related facility closures.
Diversity, Equity & Inclusion	As part of our multi-year business transformation, we are working on driving diversity, equity and inclusion across our Company. This commitment will be supported by training and awareness programs as well as focused efforts to recruit, retain, develop and promote a diverse workforce. In 2020, we formed a Diversity, Equity and Inclusion taskforce, comprised of a cross-functional team of associates from across the Company to begin this important work. This team has been discussing the Company's culture survey results, sharing ideas on what diversity, equity and inclusion should look like in our Company, formulating goals and establishing priorities for 2021 and beyond. We are also working with external consultants to connect our work with best practices and insights related to diversity, equity and inclusion.

Our Stewardship

Responsible Sourcing	As part of our commitment to responsible sourcing, we expect our vendor partners to comply with our written Standards for Vendor Partner Conduct. In addition, we follow rigorous procedures to validate and approve vendor partners for production as well as tracing products in our supply chain to ensure they are sourced responsibly. These processes include:

- maintaining Standards for Vendor Partner Conduct;
- prohibiting vendors from engaging in child labor, forced labor or other human rights issues;
- engaging in due diligence on vendors to prohibit sourcing of lumber that has been illegally logged;
- conducting risk assessment protocols for all new and existing vendors;
- performing audits on vendors to ensure compliance with laws, regulations, industry standards and our requirement to ensure safe working environments;
- robust Lacey Act chain-of-custody program, including maintaining an unbroken and verified chain of custody for internationally and domestically

	sourced wood products, using documentation down to the plantation and forest level;
	• prohibiting the use of any "conflict minerals" as defined under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; and
	• communication and training for internal and external partners to increase awareness of our compliance program and supply chain risk.
Product Safety	As part of our global quality assurance and compliance program, we have rigorous procedures to monitor product safety and quality issues throughout the supply chain. This is accomplished through: • quality management factory audits; • pre-production and production product testing; • review of manufacturing and packaging processes; • communication and training to internal and external partners to increase awareness of our quality assurance and compliance program; and • monitoring and investigating customer complaints.

Our Communities

Charitable Giving	We recognize our role and responsibility as a good steward to our communities. Through our Lay It Forward charitable giving program, we contribute to charities that represent areas such as human services, community development, education, physical and mental health, civics, arts, culture, humanities and disaster response.

DIRECTOR COMPENSATION

Non-Employee Director Compensation

The Board, at the recommendation of the Nominating and Corporate Governance Committee, approves the compensation of our non-employee directors. Directors who are employed by us do not receive compensation for their service on the Board or any Board committee. The following table sets forth the compensation for our non-employee directors in 2020.

Element of Compensation	2020 Compensation Amount[1]
Annual Retainer	$140,000
Board Chairperson additional retainer	$100,000
Audit Committee Chairperson additional retainer	$20,000
Compliance and Regulatory Affairs Committee Chairperson additional retainer	$15,000
Compensation Committee Chairperson additional retainer	$15,000
Nominating and Corporate Governance Committee Chairperson additional retainer	$10,000
Audit Committee member additional retainer	$10,000
Compliance and Regulatory Affairs Committee member additional retainer	$10,000
Compensation Committee member additional retainer	$7,500
Nominating and Corporate Governance Committee member additional retainer	$7,500

(1)   Non-employee directors will receive $60,000 of the annual retainer in cash and $80,000 of the annual retainer in shares of restricted stock. In addition, the Chairperson will receive 100% of the additional chair retainer in cash. Committee retainers will be paid in cash. The cash component of the retainers will be paid quarterly in arrears. The shares of restricted stock will vest at the next annual stockholders' meeting, *provided, however,* if a director leaves the Board for any reason, the Compensation Committee may permit a pro rata portion of the shares of restricted stock to vest as of the date of termination from the Board. Any fractional shares will be paid in cash. We also reimburse our non-employee directors for reasonable out-of-pocket expenses incurred in connection with attending our Board and committee meetings.

2020 Non-Employee Director Compensation

As set forth above, in 2020, our non-employee directors received a portion of the payment for the retainers in restricted stock and a portion in cash. The restricted stock portion of the retainer was granted three business days after the release of first quarter 2020 earnings and vests on the date of the 2021 Annual Meeting. In calculating the number of shares of restricted stock reflecting the value of the retainers for our non-employee directors, we used the closing price of our common stock on the date of the grant. Furthermore, our equity award agreements for our directors contain clawback provisions, so that any such awards are subject to such deductions, repayment and clawback as may be required by any applicable law, government regulation or stock exchange listing requirement (or any policy adopted by us pursuant to any such law, government regulation or stock exchange listing requirement). We reimburse non-employee directors for reasonable out-of-pocket expenses incurred in connection with their service as directors, including travel expenses for meeting attendance. We also permit our directors to participate in employee-discount programs available to all our associates.

During 2020, the Company and the broader retail industry were significantly impacted by COVID-19 and the related disruptions caused by stay-at-home orders and restrictions on business operations. In light of the disruptions caused by COVID-19, the Company temporarily reduced the quarterly cash compensation paid to the members of the Board and the Board Committees by 30% from April 20, 2020 until July 1, 2020.

Our non-employee directors are subject to stock ownership guidelines, as described on page 36.

Director Compensation Table

The following table sets forth compensation earned by our directors who are not named executive officers in the fiscal year ended December 31, 2020:

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Total ($)
Terri Funk Graham[3]	71,688	80,000	151,688
David A. Levin[4]	77,563	80,000	157,563
Douglas T. Moore[3]	70,625	80,000	150,625
Joseph M. Nowicki[5]	20,003	59,997	80,000
Famous P. Rhodes[3]	71,688	80,000	151,688
Martin F. Roper[6]	78,625	80,000	158,625
Nancy M. Taylor[3]	141,875	80,000	221,875
Jimmie L. Wade[3]	79,875	80,000	159,875

(1) $60,000 of the $140,000 non-employee director's annual retainer is received in cash.

(2)   The amounts in this column reflect the aggregate grant date fair value of awards granted during the year computed in accordance with ASC 718, Compensation-Stock Compensation. Stock awards granted on June 1, 2020 had a grant date fair value of $10.00 per share. Mr. Nowicki's stock award, which was granted on September 1, 2020, had a grant date fair value of $24.68 per share and was prorated based upon the date on which he joined the Board of Directors. For a discussion of the assumptions relating to these valuations, see Note 7 – Stock-Based Compensation to our audited financial statements included in Item 8 of the Form 10-K filed with the SEC on March 2, 2021.

(3)   Stock awards include 8,000 shares of restricted stock that were outstanding as of December 31, 2020.

(4)   Stock awards include 8,000 shares of restricted stock that were outstanding as of December 31, 2020, which were deferred under the Deferral Plan. For the column "Fees Earned or Paid in Cash," this amount includes $77,563 of cash earned in connection with service on the Board that was deferred under the Deferral Plan.

(5)   Stock awards include 2,431 shares of restricted stock that were outstanding as of December 31, 2020.

(6)   Stock awards include 8,000 shares of restricted stock that were outstanding as of December 31, 2020, which were deferred under the Deferral Plan. For the column "Fees Earned or Paid in Cash," this amount includes $78,625 of cash earned in connection with service on the Board that was deferred under the Deferral Plan.

Outside Directors Deferral Plan

On November 21, 2008, the Board adopted the Deferral Plan under which each of our non-employee directors can defer receipt of all or a portion of his or her fees until such director's departure from the Board. In so doing, the Board intended to provide an incentive to the non-employee directors to own shares of our common stock, thereby aligning their interests more closely with the interests of our stockholders. Deferral elections must be made by December 31 for the deferral of fees in the next calendar year.

Under the Deferral Plan, a non-employee director may elect to defer up to 100% of his or her compensation in 25% increments and have such compensation invested in deferred stock units. Deferred stock units attributable to the deferral of cash compensation are credited as of the day on which such compensation is otherwise payable in accordance with our then applicable director compensation policies (the "Payment Date"), and the number of deferred stock units is determined by dividing the deferred compensation payable on the Payment Date by the closing price of our common stock as of the Payment Date with partial shares being disregarded. Deferred stock units credited with respect to restricted stock awards are determined using the closing price as of the grant date of the award of such shares of common stock. Deferred stock units must be settled in common stock upon the director's departure from the Board. There was an aggregate of 183,851 deferred stock units outstanding at December 31, 2020.

Proposal 2 — Advisory (Non-Binding) Vote on Named Executive Officer Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and subsequent rules and regulations promulgated by the SEC require that we provide our stockholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with Item 402 of the Securities and Exchange Commission's Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion. This vote will not create or imply any change to our fiduciary duties or create or imply any additional fiduciary duties for the Board or us. However, we value the opinions that our stockholders express in their votes and will consider the outcome of the vote when making future decisions on executive compensation, as we deem appropriate, and we intend to engage with stockholders this year on the outcome of this year's vote. We have elected to conduct this "say-on-pay" non-binding advisory vote annually. The next non-binding advisory vote to approve the compensation of our named executive officers will occur at the 2022 Annual Meeting of Stockholders.

Accordingly, we ask our stockholders to vote on the following resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

As discussed in the Compensation Discussion and Analysis section that follows, we believe that the compensation structure for our named executive officers is appropriate, flexible and effective in attracting and retaining talented personnel. In our judgment, the compensation paid to our named executive officers includes a healthy balance between fixed and performance-based compensation, short- versus long-term incentives, as well as a blend between cash and equity components. Furthermore, we maintain that the compensation for our named executive officers is aligned with the interests of our stockholders through incentives driving stockholder value. Finally, we believe that our compensation programs maintain an appropriate balance of risk and reward in relation to our business strategies and objectives.

The vote on this resolution is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our named executive officers, as described in this Proxy Statement. The vote is advisory, which means that the vote is not binding on the Company, our Board or the Compensation Committee of the Board and will not be construed as overruling a decision by the Compensation Committee, the Board or the Company. To the extent there is any significant vote against our named executive officer compensation as disclosed in this Proxy Statement, the Compensation Committee will evaluate whether any actions are necessary to address the concerns of stockholders.

> **The Board of Directors recommends a vote FOR the proposed resolution approving the compensation of our named executive officers, as disclosed in this Proxy Statement.**

EXECUTIVE OFFICERS

The following sets forth biographical information for our executive officers (as defined by Rule 3b-7 of the Exchange Act) and certain other significant associates. Such information with respect to our President and Chief Executive Officer, Charles E. Tyson, is set forth above in the "Proposal One – Election of Class II Directors" section.

Matthew T. Argano, 48, has been our Chief Human Resources Officer since April 2020. Prior to joining the Company, Dr. Argano was Senior Vice President, Chief People Officer of Altar'd State, Inc., a women's fashion retailer from 2016 to 2020. From 2012 to 2016, Dr. Argano was Senior Vice President, Human Resources of The Fresh Market, Inc., a specialty grocery retailer.

Jennifer S. Bohaty, 51, has been our Chief Ethics and Compliance Officer since April 2018. Prior to joining the Company, Ms. Bohaty was the founder of Strategic Compliance Advisors, LLC, a consulting company, beginning in 2017. From 2009 to 2017, Ms. Bohaty held various roles at Toys 'R' Us, Inc., a toy and baby retailer, including Executive Director, Global Product Safety, Quality and Compliance from 2012 to 2017.

Alice G. Givens, 48, has been our Senior Vice President, Chief Legal Officer and Corporate Secretary since September 2020. Prior to joining the Company, Ms. Givens was Senior Vice President, General Counsel, Chief Compliance Officer and Secretary of Ruth's Hospitality Group, Inc. ("RHGI"), a fine dining restaurant company, from 2019 to 2020 and Vice President, General Counsel, Chief Compliance Officer & Secretary of RHGI from 2016 to 2019. From 2007 to 2016, Ms. Givens served as a legal officer at J. Crew Group, Inc., an omnichannel retailer of apparel, shoes and accessories, where she most recently was Vice President and Associate General Counsel from 2012 to 2016.

Christopher N. Thomsen, 45, has been our Senior Vice President, Chief Information Officer since August 2016. Prior to joining the Company, Mr. Thomsen served as Vice President and Chief Information Officer of Hibbett Sports, Inc., a sporting goods retailer, from 2013 to 2016. From 2006 to 2013, Mr. Thomsen held various IT roles of increasing responsibility at Lowe's Companies, Inc. where he most recently served as Vice President, IT Planning and Business Intelligence from 2012 to 2013.

Nancy A. Walsh, 60, has been our Chief Financial Officer since September 2019. Prior to joining the Company, Ms. Walsh most recently served as Executive Vice President and Chief Financial Officer of Pier 1 Imports, Inc., a home furnishing and décor retailer, from January 2018 until April 2019 and Executive Vice President and Chief Financial Officer of The Bon-Ton Stores, Inc., a department store chain, from November 2015 until January 2018. Pier 1 Imports, Inc. filed for Chapter 11 bankruptcy protection in February 2020 and The Bon-Ton Stores, Inc. filed for Chapter 11 bankruptcy protection in February 2018. Prior to that, Ms. Walsh served in various positions with Tapestry, Inc., formerly known as Coach, Inc., a fashion holding company, from 1999 to December 2013.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our compensation philosophy is to maintain effective compensation programs that are as practical and flexible as possible and permit us to make responsive adjustments to changing market conditions and other internal and external factors. We strive to provide our executives with compensation that is competitive within our industry. In doing so, we seek to attract and retain the key associates necessary to achieve the continued growth and success of our business while remaining mindful of our desire to control costs. Further, it is our intent to align executive officer pay with stockholders' interests, recognize individual accomplishments, align executive management behind common objectives and strike a balance between risk and reward in designing our executive compensation programs.

The Compensation Committee of the Board is responsible for implementing and administering our executive compensation plans and programs. In that role, the Compensation Committee reviews our executive officer compensation program every year to review the appropriateness, rationale and continued viability of our compensation philosophies, including the extent to which our programs might encourage associates to take unnecessary or excessive risks that could result in material adverse risk to the Company. To assist in that analysis, the Compensation Committee may conduct market analyses of executive officer compensation as it determines necessary to ensure that our compensation programs meet our objectives. The Compensation Committee has engaged Pearl Meyer ("PM"), a nationally recognized compensation consulting firm, as its compensation consultant and periodically requests PM to provide peer group and industry compensation data and analysis. Decisions relating to the compensation of our executive officers are made by the Compensation Committee. These decisions are also reported to and, in the case of the President and Chief Executive Officer, approved by the independent directors of the Board. The Compensation Committee consults, and expects to continue to consult, with the President and Chief Executive Officer and other members of management in the exercise of its duties. Notwithstanding such consultation, the Compensation Committee retains absolute discretion over all compensation decisions with respect to the executive officers, except with respect to the President and Chief Executive Officer, in which the independent directors of the Board retain final approval. In determining the compensation of our executive officers, the Compensation Committee evaluates total overall compensation, as well as the mix of salary, cash bonus incentives, equity incentives and other components, using a number of factors including the following:

- our financial and operating performance, measured by attainment of strategic objectives and operating results;
- the duties, responsibilities and performance of each executive officer, including the achievements of the areas of our operations for which the executive officer is personally responsible and accountable;
- historical cash and equity compensation levels; and
- compensation competitiveness, internal equity factors and retention considerations.

Compensation levels for executive officers are differentiated based on the principle that total compensation should increase with an executive officer's position and responsibilities, while at the same time, a greater percentage of total compensation should be tied to corporate and individual performance as position and responsibilities increase.

Compensation Governance Features

We believe the following practices and policies promote sound compensation governance and are in the best interests of our stockholders and executives:

Compensation Governance Features	
WHAT WE DO	**WHAT WE DON'T DO**
✓ Balance of short-term and long-term incentives	✖ No payout of short-term or long-term awards greater than 200% of target
✓ Substantial portion of executive compensation is at risk and tied to enhanced stockholder value	✖ No long-term or indefinite employment agreements
✓ Different performance measures used for short-term and long-term incentive programs	✖ No hedging or pledging of shares as collateral
✓ Robust share ownership guidelines	✖ No excessive perquisites
✓ Clawback provisions incorporated into incentive compensation	✖ No issuance of excessive equity compensation that would dilute stockholder value
✓ Annual Say-on-Pay votes conducted	✖ No excessive change in control severance benefits
✓ Two triggers required for the payment of most change in control benefits	

What Guides Our Program

Compensation Philosophy & Objectives

Our executive compensation program is designed to:

✓ Link pay to performance	✓ Motivate and reward superior performance that supports our business and strategic plans and contributes to the long-term success of the Company
✓ Attract, develop and retain an experienced and highly qualified executive officer team	
✓ Encourage long-term commitment and align the interests of executive officers with those of our stockholders, customers and other stakeholders by placing a substantial portion of pay at risk through performance goals that, if achieved, are expected to increase total stockholder return and enhance customer service	✓ Promote internal pay equity
	✓ Reinforce our core values of thinking like our customers, acting like owners, succeeding as a team, expecting continuous improvement and acting with integrity

Elements of Pay

The Company's compensation philosophy is supported by the following principal elements of pay:

Pay Element	How Paid	What It Does
Base Salary	Cash (Fixed)	Provides a competitive rate relative to comparable jobs at similar companies and enables the Company to attract and retain critical executive talent.
Annual Cash Incentive Awards	Cash (Variable)	Rewards individuals for performance if they attain pre-established financial and strategic targets that are set by the Compensation Committee at the beginning of the year.
Long-Term Incentive Awards	Equity (Variable)	Promotes a balanced focus on driving performance, retaining talent, and aligning the interests of the Company's executives with those of its stockholders.

Pay Mix

We meet our objectives through the appropriate mix of compensation, including base salary, short-term incentives and long-term incentives.



Chief Executive Officer Target Compensation Mix

- Long-Term Incentive Plan
- Short-Term Incentive Plan
- Base Salary



Other Named Executive Officers Target Compensation Mix

- Long-Term Incentive Plan
- Short-Term Incentive Plan
- Base Salary

The Decision-Making Process

The Role of the Compensation Committee. Details of the Compensation Committee's authority and responsibilities are specified in its charter, a copy of which is available at https://investors.llflooring.com/committee-charters.

The Role of the Independent Compensation Consultant. Additionally, PM provides information about market trends in director pay practices and advises the Nominating and Corporate Governance Committee and the Board on director compensation program design.

The Compensation Committee, after considering the SEC and NYSE standards, including the six factors set forth in Section 10C-1(b)(4)(i) through (vi) under the Exchange Act, and other factors, determined that PM was independent and that its engagement did not present any conflicts of interest. PM also determined that it was

independent and free from conflict with respect to the engagement and confirmed this in a written statement delivered to the Chairperson of the Compensation Committee.

PM reports directly to the Compensation Committee on all work assigned by the Compensation Committee. PM also interacts with management when necessary and appropriate to carry out its assignments. PM, in its discretion, from time to time, seeks confirmation from management regarding the accuracy of information that is included in materials presented to the Compensation Committee.

The Role of Peer Group Companies. In 2019, the Compensation Committee engaged PM to review and assess the Company's executive officer compensation program for purposes of assisting compensation components and levels for 2020. In making decisions for 2020, the Compensation Committee used benchmarking prepared by PM in the fall of 2019 (the "2019 Compensation Report"). The 2019 Compensation Report compared the compensation paid to the Company's top executives to the compensation paid to their counterparts at the peer companies. The peer group included publicly traded discretionary retailers with revenues and market capitalizations that fell both above and below the Company. In its analysis, PM also referenced nationally recognized survey data using annual revenue of $1.1 billion as a target for the scope of the data set.

In order to increase the statistical reliability of the peer group and to allow the group to withstand further industry consolidation, the Committee added Floor & Décor Holdings, Inc., La-Z-Boy Incorporated, At Home Group, Inc., Big 5 Sporting Goods Corporation, and Citi Trends, Inc. Two companies, hhgregg, Inc. and West Marine, Inc., were removed from the peer group because they ceased as independent public companies. Select Comfort Corp. was renamed Sleep Number Corporation and remained in the peer group. Two companies, Pier 1 Imports, Inc. and Monro Muffler Brake, Inc., were removed from the peer group. The following is a list of companies included in the peer group used for 2020 compensation decisions:

2020 Peer Group Companies	
Floor & Décor Holdings, Inc.	Shoe Carnival, Inc.
La-Z-Boy Incorporated	Hibbett Sports, Inc.
Sleep Number Corporation	Big 5 Sporting Goods Corporation
Conn's, Inc.	Zumiez Inc.
Knoll, Inc.	The Container Store Group, Inc.
At Home Group Inc.	Haverty Furniture Companies, Inc.
Monro, Inc.	Ethan Allen Interiors Inc.
Vitamin Shoppe, Inc.	Citi Trends, Inc.
Kirklands, Inc.	

2020 Executive Compensation Program in Detail

Base Salary

Base salary levels for our named executive officers are reviewed each year and adjusted based upon a variety of factors including the named executive officer's tenure with us, scope of responsibility and influence on our operations, individual performance and accomplishments, internal equity, experience and changes in the competitive marketplace, as well as the economic environment and expense considerations. The factors impacting base salary levels are not independently assigned specific weights.

NEO	2019 Base Salary	2020 Base Salary
Charles E. Tyson	$515,000	$700,000
Nancy A. Walsh	$500,000	$515,000
Christopher N. Thomsen	$318,270	$327,818
Jennifer S. Bohaty	$309,000	$318,270
Matthew T. Argano	*Not applicable**	$350,000

*Dr. Argano joined the Company in 2020.

In connection with Mr. Tyson's appointment as Interim President and Chief Customer Experience Officer on February 6, 2020, Mr. Tyson's base salary was increased on an interim basis by $12,000 per month. On May 26, 2020, Mr. Tyson was appointed by the Board as President and Chief Executive Officer. At that time, his annual base salary was increased to $700,000, subject to a temporary 25% salary reduction in place until July 1, 2020 with respect to cost reduction actions following COVID-19.

Ms. Walsh's duties were expanded on February 6, 2020 following the resignation of the prior Chief Executive Officer. In connection with those expanded duties, Ms. Walsh's base salary was increased on an interim basis by $8,000 per month. On May 26, 2020, following Mr. Tyson's appointment by the Board as President and Chief Executive Officer, Ms. Walsh's interim base salary increase was discontinued and her regular base salary was increased to $515,000, subject to a temporary 25% salary reduction in place until July 1, 2020 due to COVID-19.

In early 2020, as part of the Company's regular review process, Mr. Thomsen received a merit increase of 3% in his annual base salary, which increased his annual base salary to $327,818.

In early 2020, as part of the Company's regular review process described above, Ms. Bohaty received a merit increase of 3% in her annual base salary, which increased her annual base salary to $318,270.

Dr. Argano was appointed as our Chief Human Resources Officer pursuant to the terms of an offer letter, effective as of April 20, 2020, which provided for an annual base salary of $350,000.

Annual Cash Bonus Awards

In 2020, our named executive officers had the opportunity to earn an annual cash bonus award under our Annual Bonus Plan for Executive Management (the "Bonus Plan"). The amounts payable under the Bonus Plan are expressed as a percentage of annual base salary for each participant (the "Target Bonus"). The Target Bonuses are reviewed annually and vary among the Bonus Plan participants based upon, among other things, their responsibilities, ability to influence operations and performance, internal equity considerations, and position. The maximum potential annual cash bonus award that our Chief Executive Officer and Chief Financial Officer could achieve was 200% of their Target Bonus. The maximum potential annual cash bonus award that our other named executive officers could achieve was 175% of their Target Bonus. Cash bonus awards are based on the achievement of an Adjusted Operating Income goal. The amount of the Target Bonus payable at the threshold level of performance was 25%. The threshold target level was set at 80% of the Company's plan for Adjusted Operating Income. Results below the threshold level would result in no cash bonus being paid. Named executive officers that were hired during the year had the opportunity to earn a prorated bonus under the Bonus Plan based upon the duration of their service during the year. The cash bonus awards for Mr. Tyson and Ms. Walsh were adjusted proportionately to account for adjustments to their respective base salaries during 2020.

For the 2020 Bonus Plan, the Compensation Committee determined that the Target Bonuses for each named executive officer would be based solely on Adjusted Operating Income performance. The performance targets for the 2020 Bonus Plan are set forth as follows:

	Adjusted Operating Income	Percent of Adjusted Operating Income Target Bonus Awarded for Associates Eligible for Maximum Payout*
	Less than $39,000,000	0%
Threshold	$39,000,000	25%
Target	$49,010,000	100%
Maximum	$73,500,000	175% - 200%

Payouts for performance between Threshold and Target or Target and Maximum are calculated using straight-line interpolation.

The term "Adjusted Operating Income" is the Company's operating income adjusted for anticipated and unanticipated unusual expenses. The Compensation Committee retained the discretion to determine those adjustments appropriate for calculating Adjusted Operating Income to fairly react to unknown future events. In determining 2020 Bonus Plan performance, the Compensation Committee did permit certain adjustments in determining Adjusted Operating Income that the Committee felt were extraordinary or unusual amounts that it felt would be unfair and unmotivating to include in the calculations, including certain additional legal costs, settlements, tariffs and exit costs related to store closures.

Based on our 2020 results, our Company achieved $62 million in Adjusted Operating Income, which is 153% of our Adjusted Operating Income target and translates to a payout of 153% of target bonus for Mr. Tyson and Ms. Walsh and 140% of target bonus for our other named executive officers, in each case before applicable service period and base salary adjustments. Accordingly, each named executive officer was awarded the following under the Bonus Plan, which amounts for Mr. Tyson, Ms. Walsh and Dr. Argano have been prorated to account for the duration of their service and adjustments to their base salaries during fiscal 2020, as applicable:

NEO	Target Award Opportunity (as a % of Base Salary)	Actual Award Earned As a % of Prorated Annual Base Salary	$ Value
Charles E. Tyson	100%[1]	139%	$936,700
Nancy A. Walsh	60%	92%	$490,358
Christopher N. Thomsen	50%	70%	$231,349
Jennifer S. Bohaty	50%	70%	$222,451
Matthew T. Argano	50%	70%	$183,471

(1) Mr. Tyson's Target Award Opportunity was 70% of his base salary until his promotion to Chief Executive Officer on May 26, 2020.

Long-Term Equity Incentive Awards

The long-term component of our compensation program consists of the grant of equity awards that are intended to create a mutuality of interest with stockholders by motivating our named executive officers to manage our business so that our stockholders' investment will grow in value over time. The equity awards are also intended to promote retention because the benefit received depends upon our performance over the term of the equity incentive award.

We currently provide equity awards pursuant to the 2011 Equity Compensation Plan, as Amended & Restated March 7, 2019 (the "2011 Plan"), from which we may, among other things, grant stock options, restricted stock awards and other equity awards. We intend equity awards to be a meaningful portion of our named executive officers' total compensation in order to align their interests with our long-term growth and the creation of stockholder value.

In early 2020, Mr. Tyson and Ms. Walsh provided the Compensation Committee with recommendations regarding equity awards to the named executive officers who reported to them at such time, excluding themselves. In determining the amounts of the equity awards for named executive officers, with the exception of Mr. Tyson and Ms. Walsh, the Compensation Committee considered the recommendations submitted by Mr. Tyson and Ms. Walsh and an evaluation of the fair value of the equity award in relation to the individual's total compensation. Additionally, these equity awards were based upon their respective responsibilities and performance as well as retention considerations and compensation levels among our other executive officers.

In 2020, for our named executive officers at that time, we issued annual equity grants with a mix of 50% performance-based restricted stock, 25% time-based restricted stock (which vest ratably over four years), and 25% stock options (which vest ratably over four years) with the exception of non-annual equity grants made in connection with the hiring or promotion of named executive officers.

The performance-based restricted stock granted in 2020 vest based on obtaining an adjusted EBITDA goal with a relative total shareholder return ("TSR") modifier based on the S&P 600 Retailing Industry Index. Relative TSR was intended to further strengthen the pay for performance alignment. None of these shares of performance-based restricted stock will vest unless the performance objectives are at least at the 80% payout target threshold, and the amount earned will range from 0 to 200% of the target award, depending on the actual performance against the performance targets. The 2020 performance-based restricted stock awards were structured as a three-year performance period plus time-based vesting with 100% of any shares earned vesting at the end of the three-year performance period.

2020 Target Long-Term Incentive Award Grants

The table below shows the target annual long-term incentive award values granted for fiscal 2020 for each of the named executive officers:

NEO	Performance-Based Restricted Stock	Time-Based Restricted Stock	Stock Options	Total Value
Charles E. Tyson [1]	$450,000	$225,000	$225,000	$900,000
Nancy A. Walsh [2]	$157,500	$203,750	$78,750	$440,000
Christopher N. Thomsen	$100,000	$50,000	$50,000	$200,000
Jennifer S. Bohaty	$100,000	$50,000	$50,000	$200,000
Matthew T. Argano [3]	–	$125,000	$125,000	$250,000

(1) Includes supplemental equity award granted on June 1, 2020 in connection with Mr. Tyson's promotion to CEO, consisting of $275,000 in performance-based restricted stock units, $137,500 in time-based restricted stock units and $137,500 in stock options.

(2) Includes supplemental equity award granted on June 1, 2020 in connection with Ms. Walsh's assistance during the CEO transition, consisting of $125,000 in time-based restricted stock.

(3) Dr. Argano joined the Company in April 2020 and was granted time-based restricted stock units and stock options in connection with his offer letter.

The long-term incentive awards were granted in February 2020 and, for each executive officer, were comprised 50% of performance-based restricted stock units, 25% time-based restricted stock units and 25% stock options.

Other Practices, Policies & Guidelines

Stock Ownership Guidelines

We have a stock ownership guidelines policy (the "Ownership Guidelines") for our non-employee directors and certain of our executive officers (as designated by the Board) in order to align the financial interests of such executive officers and non-employee directors with those of the Company's stockholders and to further promote the Company's commitment to sound corporate governance. The stock ownership requirements are as follows:

Position	Value of Shares
Chief Executive Officer	5 times base salary
Chief Financial Officer	2 times base salary
Executive Officers (other than the Chief Executive Officer and the Chief Financial Officer)	1 times base salary
Non-Employee Directors	2.5 times annual board retainer (exclusive of committee compensation, but inclusive of supplemental base retainer for the Board Chairperson)

The participants in the Ownership Guidelines are expected to meet the applicable guideline no more than five years after first becoming subject to them and are expected to continuously own sufficient shares to meet the applicable guideline once attained. Although having five years after first becoming subject to the Ownership Guidelines to meet the applicable guideline, as of December 31, 2020, Messrs. Moore, Roper and Wade and Ms. Taylor already meet the guideline applicable to each of them. All of our executive officers and directors were in compliance with the holding guidelines in the Ownership Guidelines in 2020. Stock that may be considered in determining compliance with the Ownership Guidelines includes:

- Shares owned directly by the participant or indirectly by the participant through (i) his or her immediate family members (as defined in the Ownership Guidelines) residing in the same household or (ii) trusts for the benefit of the participant or his or her immediate family members;
- Vested shares of restricted stock held by the participant;
- Shares underlying vested stock options held by the participant that are "in the money"; and
- Shares held pursuant to the Lumber Liquidators Holdings, Inc. Outside Director Deferral Plan (the "Deferral Plan") (i.e., deferred stock units).

The Compensation Committee is responsible for monitoring the application of the Ownership Guidelines as it pertains to our executive officers, and the Nominating and Corporate Governance Committee is responsible for monitoring the application of the Ownership Guidelines as it pertains to our non-employee directors.

Clawback Provisions

The directors and executive officers are subject to a Clawback Policy. Under the Clawback Policy, in the event of a restatement of the Company's financial results (other than a restatement caused by a change in applicable

accounting rules or interpretation), a committee consisting of the non-management members of the Board (the "Independent Director Committee") will review and determine whether any bonus incentive payment, equity award or other compensation awarded or received by an executive officer of the Company, as defined by Rule 16a-1(f) of the Exchange Act, was based on any financial results or operating metrics that were satisfied as a result of such officer's knowing or intentional fraudulent or illegal conduct. If the Independent Director Committee determines that such executive officer received any bonus, incentive payment, equity award or compensation based on any financial results or operating metrics that were satisfied as a result of such officer's knowing or intentional fraudulent or illegal conduct, then the Independent Director Committee will recover from such executive officer such compensation (in whole or in part) as it deems appropriate under the circumstances.

In determining whether to seek recovery, the Independent Director Committee may take into consideration whether (i) to do so would be unreasonable or (ii) if it would be better for the Company not to do so. In making such determination, the Independent Director Committee will take into account such considerations as it deems appropriate, including (A) the likelihood of success under governing law versus the cost and effort involved, (B) whether the assertion of a claim that may prejudice the interest of the Company, including in any related proceeding or investigation, (C) the passage of time since the occurrence of the act in respect of the applicable fraud or intentional illegal conduct and (D) any pending legal proceeding relating to the applicable fraud or intentional illegal conduct. Notwithstanding anything to the contrary in the Clawback Policy, following a restatement of our financial statements, we will recover from the President and Chief Executive Officer and the Chief Financial Officer that which is required to be recovered by Section 304 of the Sarbanes-Oxley Act of 2002.

Additionally, under our equity award agreements, in the event the Compensation Committee determines that an executive officer willfully engaged in conduct harmful to us, the equity award may be forfeited and/or the executive officer may be required to repay any stock acquired or received as a result of the award or any sums realized as a result of the sale of stock acquired or received as a result of the award. Likewise, under the Bonus Plan, the Compensation Committee may require an executive officer to repay all or any portion of an award issued under the Bonus Plan if the Compensation Committee determines that the award was earned based on inaccurate financial objectives, performance data, metrics or other information or that the participant willfully engaged in conduct harmful to us. Furthermore, our equity award agreements with our executive officers and our Bonus Plan contain clawback provisions that are intended to comply with Section 954 of Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and all regulations and rulemaking thereunder. Specifically, if, as a result of material non-compliance with any financial information required to be reported under securities laws, the Company is required to prepare a restatement of its financial statements and the Compensation Committee determines that such amounts are to be repaid, then any awards or payments made to executives will be forfeited or repaid with the amount of such forfeiture or repayment to be equal to the difference between the award or payment received and the amount, if any, of the award or payment that would have been granted or issued based on the restated financial statements.

Prohibition on Pledging or Hedging Company Stock

Our Insider Trading Policy provides that no insider may pledge the Company's securities or hold the Company's securities in a margined account. Further, our policy prohibits our insiders and associates from buying or selling options, warrants, puts and calls or similar instruments on the Company's securities, selling the Company's securities short or entering into hedging or monetization transactions or similar arrangements with respect to the Company's securities. For purposes of our Insider Trading Policy, a copy of which can be found on our website, insiders include, among others, our officers and directors.

Retirement, Deferred Compensation and Pension Plans

Our executive officers who are eligible may participate at their election in our 401(k) retirement savings plan that provides all associates with an opportunity to contribute up to 50% of their eligible compensation, subject to Internal Revenue Service limitations, to the plan on a tax-deferred basis to be invested in specified investment options and distributed upon their retirement. In addition, a Roth feature allows all associates to contribute up to 50% of their eligible compensation on an after-tax basis. Consistent with the 401(k) plan, we match 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. This matching contribution is allocated to both traditional 401(k) deferrals and Roth contributions. Associates are immediately 100% vested in the Company's matching contributions. In 2020, Messrs. Knowles, Reeves, Thomsen and Tyson and Ms. Walsh contributed to the 401(k) plan and received matching contributions consistent with our Company-wide program described above.

Severance Agreements

We have entered into Severance Agreements with each of the named executive officers, as well as other members of the executive team. The Severance Agreements provide for a fixed term and certain severance payments and benefits to these executives upon termination of their employment under defined circumstances, including in connection with a change in control. In addition, in connection with the execution of the Severance Agreements, the Company and each of these executives entered into Confidentiality, Non-Solicitation and Non-Competition Agreements (the "Non-Compete Agreements"). For further discussion of the Severance Agreements, see the "Potential Payments Upon Termination or Change of Control" herein.

Tax Deductibility Under Section 162(m)

Section 162(m) of the Internal Revenue Code generally sets a limit of $1 million on the amount of compensation that we may deduct for federal income tax purposes in any given year with respect to the compensation of each of our named executive officers. For years beginning prior to January 1, 2018, the $1 million deduction limit under Section 162(m) of the Internal Revenue Code did not apply to qualified performance-based compensation that satisfied certain requirements, including, among others, approval of by our stockholders of the material terms of the plan under which the compensation was awarded. Effective for the years beginning on or after January 1, 2018, there is no exception under Section 162(m) for qualified performance-based compensation; although a transition rule applies in some circumstances for awards and binding contracts in effect on November 2, 2017 and not materially modified thereafter. Significant aspects of our executive compensation programs were designed previously to permit (but not require) certain compensation paid to our named executive officers to qualify as performance-based compensation exempt from the Section 162(m) limitation. Now that the performance-based exception is no longer available (except as to certain grandfathered arrangements), no assurances can be given that compensation paid to our named executive officers will be fully deductible.

While we intend to continue to consider the impact of the deduction limit under Section 162(m) when developing and implementing our executive compensation programs, we believe the primary purpose of our executive compensation arrangements is to support our business strategy and the long-term interests of our stockholders. Therefore, we believe that it is important that we maintain the flexibility to award compensation that may not be tax deductible to promote our various corporate goals. Accordingly, we have not adopted a policy that all compensation must qualify as deductible under Section 162(m) of the Internal Revenue Code, and amounts paid under our compensation programs may not be deductible as the result of Section 162(m). To the extent we determine it to be consistent with our best interests and the interests of our stockholders, we intend to preserve, to the extent practicable, the applicability of the transition rule to existing awards. However, there

is no guaranty that such transition status can or will be applicable. Despite the limits on deductibility, however, we continue to believe, and intend to continue to structure our compensation programs such that a significant portion of our executive compensation programs is tied to corporate performance.

The Board has not adopted any plans for the deferral of executive compensation or for the payment of defined benefits or pensions based on an executive officer's salary and/or years of service. In addition, we have not adopted a supplemental executive retirement plan or other "excess plan" that pays benefits to highly compensated executives whose salaries exceed the Internal Revenue Service's maximum allowable salary for qualified plans.

Advisory Votes on Executive Compensation

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the subsequent rules and regulations promulgated by the SEC, we are including a non-binding advisory resolution approving the compensation of our named executive officers. The vote on this proposal will be non-binding on the Board and us and will not be construed as overruling a decision by the Board or us. This vote will not create or imply any change to our fiduciary duties or create or imply any additional fiduciary duties for the Board or us. However, the Compensation Committee values the opinions that our stockholders express in their votes and will consider the outcome of the vote when making future decisions on executive compensation, as it deems appropriate.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee will be or has ever been one of our officers or associates. None of our executive officers serves or has served as a member of the board of directors or compensation committee, or similar committee, of any other company whose executive officer(s) served as a member of our Board or our Compensation Committee.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement. Based upon that review and discussion, the Compensation Committee recommends to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, for filing with the Securities and Exchange Commission.

COMPENSATION COMMITTEE
David A. Levin, *Chairperson*
Terri Funk Graham
Famous P. Rhodes

ANNUAL COMPENSATION OF NAMED EXECUTIVE OFFICERS

Summary Compensation Table

The following table and descriptions set forth information concerning compensation paid to or earned by the two president and chief executive officers and the one chief financial officer who served during 2020, the three other most highly compensated individuals who were serving as our executive officers at the end of the 2020 fiscal year and one former executive officer who served as an executive officer during 2020. We refer to these individuals throughout this Proxy Statement as our "Named Executive Officers."

Name and Principal Occupation	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)	Total
Charles E. Tyson[3]	2020	644,141	-	674,993	224,996	936,700	32,635	2,513,465
President & Chief Executive	2019	512,477	-	314,990	-	230,616	50,173	1,108,256
Officer	2018	278,913	-	-	999,996	94,268	69,039	1,442,216
Nancy A. Walsh[4]	2020	520,128	-	361,239	78,749	490,358	322,270	1,772,744
Chief Financial Officer	2019	144,248	50,000	374,996	374,996	63,971	97,752	1,105,963
Christopher N. Thomsen[5]	2020	318,123	-	149,999	49,996	231,349	11,605	761,072
Chief Information Officer	2019	316,691	-	342,990	-	101,801	23,907	785,389
Jennifer S. Bohaty[6]	2020	306,516	-	149,999	49,996	222,451	1,314	730,276
Chief Ethics & Compliance Officer								
Matthew T. Argano[7]	2020	224,808	-	124,988	124,991	183,471	47,062	705,320
Chief Human Resources Officer								
Dennis R. Knowles[8]	2020	215,409	-	-	-	-	1,347,425	1,562,834
Former President &	2019	742,772	-	1,125,000	-	477,705	24,156	2,369,633
Chief Executive Officer	2018	715,825	-	937,482	312,498	334,747	22,141	2,322,693
M. Lee Reeves[9]	2020	172,400	-	187,494	62,498	-	580,298	1,002,690
Former Chief Legal Officer &	2019	391,341	-	266,990	-	125,607	31,749	815,687
Corporate Secretary	2018	385,122	-	-	-	88,881	199,468	673,471

(1) The amounts in this column reflect the aggregate grant date fair value of stock or option awards, as applicable, granted during the year computed in accordance with ASC 718, *Compensation-Stock Compensation*. For a discussion of the assumptions relating to these valuations, see Note 7 – Stock-Based Compensation to our audited financial statements included in Item 8 of the Form 10-K filed with the SEC on March 2, 2021. The amounts for the performance-based restricted stock included in the stock awards column reflect the grant date fair value computed in accordance with FASB ASC Topic 718 based upon the probable outcome of the performance conditions as of the grant date. Assuming the highest level of performance achievement as of the grant date, the aggregate grant date fair value of the performance-based restricted stock granted in 2020 would have been: Mr. Tyson — $899,997; Ms. Walsh — $314,992; Mr. Thomsen — $199,998; Ms. Bohaty — $199,998; and Mr. Reeves — $249,998.

(2) The amounts in the column reflect annual cash bonus awards through our non-equity incentive plan, referred to as our "Bonus Plan," earned in the year noted but typically paid in the first quarter of the following year.

(3) All other compensation in 2020 includes $205 in identity theft insurance premiums, $21,030 in financial planning and tax assistance and $11,400 in matching contributions to our 401(k) plan. On February 6, 2020, Mr. Tyson was appointed Interim President and Chief Customer Experience Officer and, on May 28, 2020, he was appointed President and Chief Executive Officer.

(4) Ms. Walsh was not a named executive officer in 2018. All other compensation in 2020 includes $205 in identity theft insurance premiums, $9,099 in financial planning and tax assistance, $1,597 for an executive physical, $11,400 in matching contributions to our 401(k) plan and $299,968 in relocation assistance, which includes $131,498 in gross-up for taxable relocation benefits.

(5) Mr. Thomsen was not a named executive officer in 2018. All other compensation in 2020 includes $205 in identity theft insurance premiums and $11,400 in matching contributions to our 401(k) plan.

(6) Ms. Bohaty was not a named executive officer in 2019 or 2018. All other compensation in 2020 includes $205 in identity theft insurance premiums and $1,109 in financial planning and tax assistance.

(7) Dr. Argano joined the Company effective April 20, 2020. All other compensation in 2020 includes $67 in identity theft insurance premiums and $46,995 in relocation assistance, which includes $22,310 in gross-up for taxable relocation benefits.

(8) All other compensation in 2020 includes $52 in identity theft insurance premiums, $3,791 in matching contributions to our 401(k) plan and $1,343,582 in severance benefits. In connection with Mr. Knowles resignation on February 5, 2020 and in consideration of Mr. Knowles' execution of the Waiver and Release Agreement, we paid Mr. Knowles the severance benefits provided for in the Severance Agreement, dated July 26, 2018, between us and Mr. Knowles, and accelerated the vesting of portions of certain equity awards. See "Potential Payments Upon Termination or Change of Control" beginning on page 46, for a discussion of Mr. Knowles' aggregate severance benefit.

(9) All other compensation in 2020 includes $52 in identity theft insurance premiums, $17,787 in financial planning and tax assistance, $9,056 in matching contributions to our 401(k) plan and $553,403 in severance benefits. In connection with Mr. Reeves' resignation on May 27, 2020 and in consideration of Mr. Reeves' execution of the Waiver and Release Agreement, we paid Mr. Reeves the severance benefits provided for in the Severance Agreement, dated July 26, 2018, between us and Mr. Reeves. See "Potential Payments Upon Termination or Change of Control" beginning on page 46, for a discussion of Mr. Reeves' aggregate severance benefit.

Grants of Plan-Based Awards

The following table provides information on grants of plan-based awards made to our named executive officers during fiscal 2020:

Name/Award Type	Grant Date	Award Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[4]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)[2]	Target ($)	Maximum ($)[3]	Threshold (#)	Target (#)	Maximum (#)				
Charles E. Tyson												
Annual Bonus			175,000	700,000	1,400,000							
Stock Options	2/28/20	2/24/20								17,930[5]	9.80	87,498
Restricted Stock	2/28/20	2/24/20							8,928[5]			87,494
Perf Rest Stock	2/28/20	2/24/20				8,929	17,857	35,714				174,999
Stock Options	6/1/20	5/26/20								27,610[6]	10.00	137,498
Restricted Stock	6/1/20	5/26/20							13,750[6]			137,500
Perf Rest Stock	6/1/20	5/26/20				13,750	27,500	55,000				275,000
Nancy A. Walsh												
Annual Bonus			77,250	309,000	618,000							
Stock Options	2/28/20	2/24/20								16,137[5]	9.80	78,743
Restricted Stock	2/28/20	2/24/20							8,035[5]			78,743
Perf Rest Stock	2/28/20	2/24/20				8,036	16,071	32,142				157,496
Restricted Stock	6/1/20	5/26/20							12,500[6]			125,000
Christopher N. Thomsen												
Annual Bonus			40,977	163,909	286,841							
Stock Options	2/28/20	2/24/20								10,245[5]	9.80	49,996
Restricted Stock	2/28/20	2/24/20							5,102[5]			50,000
Perf Rest Stock	2/28/20	2/24/20				5,102	10,204	17,857				99,999
Jennifer S. Bohaty												
Annual Bonus			39,784	159,135	278,486							
Stock Options	2/28/20	2/24/20								10,245[5]	9.80	49,996
Restricted Stock	2/28/20	2/24/20							5,102[5]			50,000
Perf Rest Stock	2/28/20	2/24/20				5,102	10,204	17,857				99,999
Matthew T. Argano												
Annual Bonus			43,750	175,000	306,250							
Stock Options	8/7/20	5/20/20								10,530[7]	21.30	124,991
Restricted Stock	8/7/20	5/20/20							5,868[7]			124,988
Dennis R. Knowles												
Annual Bonus[8]			186,688	746,750	1,493,500							
M. Lee Reeves												
Annual Bonus[9]			49,088	196,350	392,700							
Stock Options	2/28/20	2/24/20								12,807[5]	9.80	62,498
Restricted Stock	2/28/20	2/24/20							6,377[5]			62,495
Perf Rest Stock	2/28/20	2/24/20				6,378	12,755	25,510				124,999

(1) These amounts reflect the potential range of payments for 2020 under the Bonus Plan. The actual payments are reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

(2) The amounts reflect the threshold payments under the Bonus Plan, which are 25% of the Target Bonus.

(3) The amounts reflect the greatest potential payments under the Bonus Plan, which are 200% of the Target Bonus for Mr. Tyson and Ms. Walsh and 175% of the Target Bonus for Mr. Thomsen, Ms. Bohaty and Dr. Argano.

(4) The amounts reflect a range of performance-based restricted stock that vests, if at all, based on achievement of performance targets with a three-year performance period with any shares earned vesting three years from the date of grant of February 28, 2020. The amounts under Threshold reflect the threshold award under the restricted stock awards, which are 50% of the target amount. The amounts under Maximum reflect the greatest potential award under

the restricted stock awards, which are 175% - 200% of the target amount. The Compensation Committee will determine the performance against pre-established targets to determine payout of performance stock awards, if any, at the end of the vesting period.

(5) The grants provided for vesting in equal annual amounts on the first four-year anniversary dates following the date of grant of February 28, 2020.

(6) The grants provided for vesting in equal annual amounts on the first four-year anniversary dates following the date of grant of June 1, 2020.

(7) The grants provided for vesting in equal annual amounts on the first four-year anniversary dates following the date of grant of August 7, 2020.

(8) Mr. Knowles was no longer an employee of the Company as of February 5, 2020. In connection therewith, the Board approved the accelerated vesting of portions of equity awards that would otherwise have vested in March 2020, consisting of restricted stock awards relating to 16,605 shares of Company common stock and stock options relating to 25,000 shares of Company common stock. The stock options have an exercise price of $12.01 per share and, in accordance with the Company's equity compensation plan, were exercisable for 90 days following Mr. Knowles termination of employment.

(9) Mr. Reeves was no longer an employee of the Company as of May 27, 2020 and, as a result, the awards listed in the table were forfeited.

Discussion of the Summary Compensation Table and Grants of Plan-Based Awards Table

The named executive officers have certain employment or other arrangements discussed below and also may have certain severance arrangements that are discussed in more detail under "Potential Payments Upon Termination or Change of Control" beginning on page 46.

Agreements with Charles E. Tyson. At the time of his hire as Chief Customer Experience Officer, we entered into an offer letter agreement with Mr. Tyson, which set forth his base starting salary, other compensation matters in connection with his hire and certain initial terms relating to his employment. In May 2020, in connection with his promotion to President & Chief Executive Officer, we increased Mr. Tyson's base salary and other elements of his compensation and we entered into a new severance agreement with Mr. Tyson, which is discussed in more detail under "Potential Payments Upon Termination or Change of Control," that, among other things, set forth Mr. Tyson's severance arrangements.

Agreements with Nancy A. Walsh. At the time of her hire, we entered into an offer letter agreement with Ms. Walsh, which set forth her base starting salary, other compensation matters in connection with her hire and certain initial terms relating to her employment. We also entered into a Severance Agreement with Ms. Walsh, which is discussed in more detail under "Potential Payments Upon Termination or Change of Control."

Agreements with Christopher N. Thomsen. At the time of his hire, we entered into an offer letter agreement with Mr. Thomsen which set forth his starting base salary, other compensation matters in connection with his hire and certain initial terms relating to his employment. In addition, in 2018, we entered into a Severance Agreement with Mr. Thomsen, which is discussed in more detail under "Potential Payments Upon Termination or Change of Control," that, among other things, changed Mr. Thomsen's severance arrangements from what was in his offer letter agreement.

Agreements with Jennifer S. Bohaty. At the time of her hire, we entered into an offer letter agreement with Ms. Bohaty which set forth her starting base salary, other compensation matters in connection with her hire and certain initial terms relating to her employment. In addition, in 2018, we entered into a Severance Agreement with Ms. Bohaty, which is discussed in more detail under "Potential Payments Upon Termination or Change of

Control," that, among other things, changed Ms. Bohaty's severance arrangements from what was in her offer letter agreement.

Agreements with Matthew T. Argano. At the time of his hire, we entered into an offer letter agreement with Dr. Argano which set forth his starting base salary, other compensation matters in connection with his hire and certain initial terms relating to his employment. We also entered into a Severance Agreement with Dr. Argano, which is discussed in more detail under "Potential Payments Upon Termination or Change of Control."

Agreements with Dennis R. Knowles. At the time of his hire as Chief Operating Officer, we entered into an offer letter agreement with Mr. Knowles, which was subsequently amended in November 2016 in connection with his appointment to President and Chief Executive Officer, which set forth his base starting salary (which was increased in November 2016 in connection with his appointment to President and Chief Executive Officer and, as discussed above, again in April 2017), other compensation matters in connection with his hire and certain initial terms relating to his employment. In addition, in 2018, we entered into the Knowles Severance Agreement. In connection with Mr. Knowles' resignation on February 5, 2020 and in consideration of Mr. Knowles' execution of the Waiver and Release Agreement, we paid Mr. Knowles the severance benefits provided for in the Knowles Severance Agreement and accelerated the vesting of portions of certain equity awards. See "Potential Payments Upon Termination or Change of Control" beginning on page 46, for a discussion of Mr. Knowles aggregate severance benefit.

Agreements with M. Lee Reeves. At the time of his hire, we entered into an offer letter agreement with Mr. Reeves, which set forth his starting base salary, other compensation matters in connection with his hire and certain initial terms relating to his employment. In addition, in 2018, we entered into the Reeves Severance Agreement. In connection with Mr. Reeves resignation on May 27, 2020 and in consideration of Mr. Reeves' execution of the Waiver and Release Agreement, we paid Mr. Reeves the severance benefits provided for in the Reeves Severance Agreement. See "Potential Payments Upon Termination or Change of Control" beginning on page 46, for a discussion of Mr. Reeves aggregate severance benefit.

For additional information concerning our executive compensation policies, see "Compensation Discussion and Analysis" above.

Outstanding Equity Awards at Fiscal Year-End 2020

The following table sets forth the outstanding equity awards as of the end of the 2020 fiscal year for each of our named executive officers:

| | Option Awards | | | | Stock Awards | | | |
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercisable Options Unexercised (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have Not Vested ($)
Charles E. Tyson	65,552[1]	32,776[1]	19.49	8/3/28	11,133[3]	342,228	14,844[2]	457,534
		17,930[4]	9.80	2/28/30	8,928[4]	274,447	17,857[5]	548,924
		27,610[6]	10.00	6/1/30	13,750[6]	422,675	27,500[7]	845,350
Nancy A. Walsh	21,551[8]	64,655[8]	8.59	11/11/29	32,742[8]	1,006,489		
		16,137[4]	9.80		8,035[4]	246,996	16,071[5]	494,023
					12,500[6]	384,250		
Christopher N. Thomsen	16,666[9]		15.02	11/3/26				
					8,589[3]	264,026	11,451[2]	352,004
					7,576[10]	232,886		
		10,245[4]	9.80	2/28/30	5,102[4]	156,835	10,204[5]	313,671
Jennifer S. Bohaty	6,892[11]	6,894[11]	20.87	5/4/28	3,594[11]	110,480	8,388[2]	257,847
					6,241[3]	191,848		
		10,245[4]	9.80	2/28/30	5,102[4]	156,835	10,204[5]	313,671
Matthew T. Argano	-	10,530[12]	21.30	8/7/30	5,868[12]	180,382	-	-
Dennis R. Knowles[13]	-	-	-	-	-	-	-	-
M. Lee Reeves[13]	-	-	-	-	-	-	-	-

(1) The grants provided for vesting in equal amounts on the first three anniversary dates following the date of grant of August 3, 2018.

(2) The grants are performance-based grants that, subject to meeting the applicable two-year performance targets set forth in the grant agreement, 50% of which will vest upon certification of meeting the performance targets and 50% will vest on December 31, 2021.

(3) The grants provided for vesting in equal amounts on the first four anniversary dates following the date of grant of March 21, 2019.

(4) The grants provided for vesting in equal amounts on the first four anniversary dates following the date of grant of February 28, 2020.

(5) The grants are performance-based grants that, subject to meeting the applicable three-year performance targets set forth in the grant agreement, 100% of which will vest on the third anniversary of the grant date of February 28, 2020.

(6) The grants provided for vesting in equal amounts on the first four anniversary dates following the date of grant of June 1, 2020.

(7) The grants are performance-based grants that, subject to meeting the applicable three-year performance targets set forth in the grant agreement, 100% of which will vest on the third anniversary of the grant date of June 1, 2020.

(8) The grants provided for vesting in equal amounts on the first four anniversary dates following the date of grant of November 11, 2019.

(9) The grants provided for vesting in equal amounts on the first four anniversary dates following the date of grant of November 3, 2016.

(10) The grants provided for vesting in equal amounts on the first four anniversary dates following the date of grant of December 17, 2019.

(11) The grants provided for vesting in equal amounts on the first four anniversary dates following the date of grant of May 4, 2018.

(12) The grants provided for vesting in equal amounts on the first four anniversary dates following the date of grant of August 7, 2020.

(13) Mr. Knowles and Mr. Reeves were no longer employees of the Company on the last day of the fiscal year and no grants were outstanding.

Option Exercises and Stock Vested for 2020

The following table provides information concerning the exercises of stock options and the vesting of restricted stock during the fiscal year 2020 on an aggregated basis for each of our named executive officers:

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise | Value Realized on Exercise | Number of Shares Acquired on Vesting | Value Realized on Vesting |
Name	(#)	($)	(#)	($)
Charles E. Tyson	-	-	3,711	15,438
Nancy A. Walsh	-	-	10,913	276,535
Christopher N. Thomsen	-	-	7,468	148,839
Jennifer S. Bohaty	-	-	3,894	20,674
Matthew T. Argano	-	-	-	-
Dennis R. Knowles	-	-	16,605	127,692
M. Lee Reeves	-	-	3,145	13,083

Potential Payments Upon Termination or Change of Control

We have agreed to provide payments or other benefits to our named executive officers under certain scenarios related to a termination of employment. This section describes those payments and benefits and events that trigger them.

Severance Agreements with Charles E. Tyson, Nancy A. Walsh, Christopher N. Thomsen, Jennifer S. Bohaty and Matthew T. Argano. As previously discussed, we have entered into Severance Agreements with Messrs. Tyson, Thomsen and Argano and Ms. Walsh and Ms. Bohaty. Under the terms of the Severance Agreements, if we terminate the executive's employment other than for cause (as defined in the Severance Agreements), death, or disability (as defined in the Severance Agreements), or the executive terminates employment for good reason (as defined in the Severance Agreements), in either case during the term of the Severance Agreement and outside of a change in control period (as defined in the Severance Agreements) or, if inside a change in control period, where the change in control is not consummated, the executive will be entitled to the following:

(i)   the executive's annualized base salary as of the date of termination in the form of salary continuation for the twelve (12) months beginning on the date of termination;

(ii) any accrued and unpaid bonus for any prior completed fiscal year in a single lump sum on the date the bonus would have been paid to the executive had the executive continued employment with us;

(iii) the greater of the target bonus or the actual bonus for the year the executive's employment is terminated (prorated based on the number of days the executive remained employed with us during the year of termination) in a single lump sum on the date the bonus would have been paid to the executive had the executive continued employment with us;

(iv) any vested accrued amounts that the executive is entitled to receive upon termination of the executive's employment under any Company benefit policy, plan or other arrangement in which the executive participated prior to termination in accordance with the terms of such benefit policy, plan or other arrangement; and

(v) continued medical insurance coverage for the executive and the executive's dependents under such medical insurance plans and programs for twelve (12) months following the date of termination and, during such period, payment by us of the portion, if any, of such medical insurance premiums that we pay for our active associates each month.

Under the terms of the Severance Agreements, if we terminate the executive's employment other than for cause, death or disability, or the executive terminates employment for good reason, in either case during the term of the Severance Agreement and inside a change in control period and the relevant change in control occurs, the executive will be entitled to the benefits outlined in (ii)-(v) above and to the following:

(i) the executive's annualized base salary as of the date of termination in the form of salary continuation for the twenty-four (24) months in case of Mr. Tyson and eighteen (18) months in case of Messrs. Thomsen and Argano and Ms. Walsh and Ms. Bohaty beginning on the date of termination;

(ii) continued medical insurance coverage for the executive and the executive's dependents for twenty-four (24) months in case of Mr. Tyson and eighteen (18) months in case of Messrs. Thomsen and Argano and Ms. Walsh and Ms. Bohaty following the date of termination and, during such period, payment by us of the portion, if any, of such medical insurance premiums that we pay for our active associates each month (provided, however, if such coverage cannot be extended, we may either provide comparable coverage or pay monthly premiums to the executive equal to the cost of such coverage); and

(iii) accelerated vesting of all unvested stock options, stock appreciation rights, restricted stock, restricted stock units and other equity awards previously granted to the executive by us or our subsidiaries (at target to the extent vesting would be based on the achievement of performance conditions other than continued employment or service) and such stock options and stock appreciation rights shall remain outstanding and exercisable, to the extent vested, until the earlier of (i) the original expiration date of such stock options and stock appreciation rights or (ii) the one-year anniversary of the later of the termination date or the date such stock option or stock appreciation right becomes vested and exercisable.

As a condition to the receipt of any compensation and other benefits under the Severance Agreements, the executive is required to enter into a confidential waiver and release agreement. Any breach by the executive of the terms of the executive's Non-Compete Agreement will constitute a material breach of the Severance Agreement, resulting in the waiver or forfeiture of all rights to future payments and benefits under the Severance Agreement and the requirement that the executive reimburse us for any compensation and benefits previously received by the executive under the Severance Agreement.

The original term of the Severance Agreements expires on December 31, 2021 and will automatically renew for successive one-year periods unless notice of non-renewal is previously given by either party to the other; provided, however, that the Severance Agreements will be extended automatically during any change in control period.

In addition to the payments and benefits described above, the agreements pursuant to which equity awards have been granted to the named executive officers contain provisions for accelerated vesting (i) upon a change in control of the Company or (ii) upon a change in control of the Company and the termination of the named executive officer's employment with the Company (or any related company) for "good reason" or such termination is not a "termination for cause", depending on the award agreement applicable to a particular equity award.

The following table shows the value to our named executive officers of benefits provided assuming termination inside a change in control period as of December 31, 2020.

Name	Cash Severance ($)[1]	Health and Welfare Benefits ($)	Benefit Policy ($)[2]	Total Value of Stock Options or Award that may Accelerate Upon Change in Control ($)[3]	Total Value of Benefits Provided Upon Termination and Change of Control ($)
Charles E. Tyson	2,100,000	16,586	67,308	4,206,744	6,390,638
Nancy A. Walsh	1,081,500	17,938	49,519	3,901,775	5,050,732
Christopher N. Thomsen	662,000	17,938	31,827	1,533,953	2,245,718
Jennifer S. Bohaty	636,540	12,228	30,603	1,314,793	1,994,164
Matthew T. Argano	700,000	21,843	33,654	279,786	1,035,283

(1) Represents (i) annualized base salary as of the date of termination in the form of salary continuation for the twenty-four (24) months in case of Mr. Tyson and eighteen (18) months in case of Messrs. Thomsen and Argano and Ms. Walsh and Ms. Bohaty beginning on the date of termination, (ii) any accrued and unpaid bonus for any prior completed fiscal year in a single lump sum on the date the bonus would have been paid to the executive had the executive continued employment and (iii) the greater of the target bonus or the actual bonus for the year the executive's employment is terminated (prorated based on the number of days the executive remained employed with us during the year of termination) in a single lump sum on the date the bonus would have been paid to the executive had the executive continued employment.

(2) Amount represents accrued but unused PTO and assumes payout of maximum days allowable.

(3) Upon change in control and the termination of the named executive officer's employment with the Company (or any related company) for "good reason" or such termination is not a "termination for cause," 100% of the unvested options or awards vest. Represents the value of unvested stock options and awards based on the closing price of our common stock on December 31, 2020, which was $30.74.

The following table shows the value to our named executive officers of benefits provided assuming termination outside a change in control period as of December 31, 2020 (or, if inside a change in control period, where the

change in control is not consummated):

Name	Cash Severance ($)[1]	Health and Welfare Benefits ($)	Benefit Policy ($)[2]	Total Value of Benefits Provided Upon Termination Outside a Change of Control ($)
Charles E. Tyson	1,400,000	8,293	67,308	1,475,601
Nancy A. Walsh	824,000	11,959	49,519	885,478
Christopher N. Thomsen	496,500	11,959	31,827	540,286
Jennifer S. Bohaty	477,405	8,152	30,603	516,160
Matthew T. Argano	525,000	14,562	33,654	573,216

(1) Represents (i) annualized base salary as of the date of termination in the form of salary continuation for twelve (12) months beginning on the date of termination, (ii) any accrued and unpaid bonus for any prior completed fiscal year in a single lump sum on the date the bonus would have been paid to the executive had the executive continued employment and (iii) the greater of the target bonus or the actual bonus for the year the executive's employment is terminated (prorated based on the number of days the executive remained employed with us during the year of termination) in a single lump sum on the date the bonus would have been paid to the executive had the executive continued employment.
(2) Amount represents accrued but unused PTO and assumes payout of maximum days allowable.

Terms of Severance for Messrs. Knowles and Reeves. In connection with Mr. Knowles' resignation on February 5, 2020 and in consideration of Mr. Knowles' execution of the Waiver and Release Agreement, we paid Mr. Knowles the severance benefits provided for in the Knowles Severance Agreement and accelerated the vesting of portions of certain equity awards. The aggregate severance benefits paid to Mr. Knowles included (i) annualized base salary as of the resignation date in the form of salary continuation for 12 months beginning on the resignation date ($617,505), (ii) the accrued and unpaid bonus for the 2019 fiscal year in a single lump sum on the date the bonus would have been paid to Mr. Knowles had he continued employment ($477,705), and (iii) the greater of the target bonus or the actual bonus for fiscal year 2020 (prorated based on the number of days Mr. Knowles remained employed with us during 2020) in a single lump sum on the date the bonus would have been paid to Mr. Knowles had he continued employment ($112,417). The aggregate severance includes health and welfare benefits ($8,263). The Board also approved the accelerated vesting of portions of equity awards that would otherwise have vested in March 2020, consisting of restricted stock awards relating to 16,605 shares of Company common stock and stock options relating to 25,000 shares of Company common stock. The stock options had an exercise price of $12.01 per share and, in accordance with the Company's compensation plan, were exercisable for 90 days following Mr. Knowles' termination of employment.

In connection with Mr. Reeves' resignation on May 27, 2020 and in consideration of Mr. Reeves' execution of the Waiver and Release Agreement, we paid Mr. Reeves the severance benefits provided for in the Reeves Severance Agreement. The aggregate severance benefits paid to Mr. Reeves included (i) annualized base salary as of the resignation date in the form of salary continuation for 12 months beginning on the resignation date ($404,481), and (ii) the greater of the target bonus or the actual bonus for fiscal year 2020 (prorated based on the number of days Mr. Reeves remained employed with us during 2020) in a single lump sum on the date the bonus would have been paid to Mr. Reeves had he continued employment ($125,165). The aggregate severance also includes health and welfare benefits ($11,965) and payout of accrued vacation ($11,792).

Pay Ratio

As required by Item 402(u) of Regulation S-K, we are providing the following information regarding pay ratios. Our pay ratio is a reasonable estimate and has been calculated in a manner consistent with SEC rules based on the methodology described below. For the year ended December 31, 2020:

- The median of the annual total compensation of all of our associates (other than Mr. Tyson, our President and Chief Executive Officer) was $46,440;
- The annual total compensation of Mr. Tyson was $2,525,465[1]; and
- Based on the information above, the ratio of the annual total compensation of our President and Chief Executive Officer to the median of the annual total compensation of all associates is 54 to 1.

_____

[1] *The total compensation reported in the Summary Compensation Table for Mr. Tyson has been annualized for purposes of calculating our pay ratio by adding $12,000 to the total amount reported in the Summary Compensation Table. This additional amount adjusts Mr. Tyson's salary for January 2020 and is the additional monthly amount we began paying to Mr. Tyson when he was promoted and began serving as our Interim President and Principal Executive Officer in February 2020.*

The methodology that we used and the material assumptions, adjustments and estimates that we used to identify the median employee and then determine annual total compensation for 2020 were as follows:

Employee population. As of December 29, 2020, our employee population consisted of approximately 2,275 individuals, with 2,230 associates, representing approximately 98% of our total employee population located in the United States and 45 associates, representing approximately 2% of our total employee population, located outside of the United States. Our employee population for purposes of identifying our median employee on December 29, 2020 was 2,230, after taking into consideration the *de minimis* adjustment permitted by the SEC rules. We excluded approximately 20 individuals that were located in Canada and approximately 25 individuals that were located in China under the de minimis exception because these non-U.S. associates account for less than 2% of our total associates.

Identification of Median. To identify the median of the annual total compensation of all of our associates (other than Mr. Tyson), we reviewed the annual wages of each of our associates as reported on box 5 of their W-2 tax forms (the "reported compensation"). In making this calculation, we annualized the reported compensation of all permanent associates who were hired in the year ended December 31, 2020, but did not work for us for the entire year. We did not make any cost of living adjustments to the reported compensation in identifying the median employee. Using this methodology, we determined that our median employee was a full-time, hourly employee located in the U.S. With respect to this median employee, we then identified and calculated the elements of such employee's compensation for the year ended December 31, 2020 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation in the amount of $46,440.

Identification of Annual Total Compensation for our President and Chief Executive Officer. With respect to the annual total compensation of our President and Chief Executive Officer, we used the amount reported in the "Total" column of our 2020 Summary Compensation Table included in this Proxy Statement for Mr. Tyson who was serving as our President and Chief Executive Officer on December 27, 2020 when we identified our median employee and who was compensated as an executive officer of the Company for all of 2020.

Given the different methodologies that various public companies will use to determine an estimate of their pay ratio, the estimated ratio reported above should not be used as a basis for comparison between companies.

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2020, with respect to compensation plans under which shares of our common stock are authorized for issuance:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (#)
Equity Compensation Plans Approved by Security Holders			
2007 Equity Compensation Plan[(1)(2)]	12,051[(3)]	23.49[(4)]	__
Amended and Restated 2011 Equity Compensation Plan[(1)(5)]	567,554[(6)]	18.07[(4)]	2,493,573
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	579,605	18.18[(4)]	2,493,573

(1) In 2019, the Board adopted, and the stockholders approved, the 2011 Plan to amend and restate the previous version of the 2011 Plan, as amended and restated (the "Previous 2011 Plan"). In 2016, the Board adopted, and the stockholders approved, the Previous 2011 Plan to amend and restate the original version of the 2011 Plan (the "Original 2011 Plan"). In 2011, the Board adopted, and the stockholders approved, the Original 2011 Plan to succeed the 2007 Equity Compensation Plan (the "2007 Plan"). As a result, no further awards will be granted under the 2007 Plan.

(2) The 2007 Plan permitted the grant of non-qualified and incentive stock options and other stock-based awards to our associates, non-employee directors and other service providers.

(3) Includes stock options to purchase 694 shares and 11,357 unvested shares of restricted stock.

(4) Weighted average exercise price of outstanding options; excludes restricted stock awards.

(5) The 2011 Plan permits the grant of non-qualified and incentive stock options and other stock-based awards, including, without limitation, restricted stock, restricted stock units, unrestricted stock awards and stock appreciation rights, to our associates, non-employee directors and other service providers. Award grants prior to November 2, 2017 may have been made with the intention of qualifying such awards under the requirements of Section 162(m) of the Internal Revenue Code for performance-based compensation exempt from the $1 million deduction limit (prior to its repeal by the Tax Cuts and Jobs Act of 2017 (the "Tax Act")). The 2011 Plan is administered by our Compensation Committee. There are 7,800,000 shares of our common stock authorized for issuance, subject to adjustment and reduced by (i) any shares that have been issued under the 2007 Plan, the Previous 2011 Plan, and the Original 2011 Plan, and (ii) any shares that are subject to outstanding awards under the 2007 Plan, the Previous 2011 Plan and the Original 2011 Plan that have not been forfeited or cancelled. The maximum aggregate number of shares of Common Stock that may be issued under the 2011 Plan is 1,750,000 shares of Common Stock, plus the number of shares of Common Stock available for grant under the Previous 2011 Plan immediately prior to the 2011 Plan's approval.

(6) Includes stock options to purchase 553,262 shares and 14,292 unvested shares of restricted stock.

SECURITIES OWNERSHIP

Securities Ownership of Certain Beneficial Owners

The following table sets forth information regarding ownership of our common stock by each person (or group of affiliated persons) known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock and the shares of common stock owned by each director, by each named executive officer, and all of our directors and executive officers as a group as of March 22, 2021. Unless otherwise indicated below, the address of each beneficial owner listed below is c/o Lumber Liquidators Holdings, Inc., 4901 Bakers Mill Lane, Richmond, Virginia 23230.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2]
5% or Greater Owners		
Blackrock, Inc.[3] 55 East 52nd Street New York, NY 10022	4,522,360	15.60%
T. Rowe Price Associates[4] 100 E. Pratt Street Baltimore, MD 21202	3,454,364	11.92%
The Vanguard Group[5] 100 Vanguard Boulevard Malvern, PA 19355	1,898,118	6.55%
Neil Gagnon[6] 1370 Avenue of the Americas, 24th Floor New York, NY 10019	1,597,277	5.51%
Directors and Executive Officers		
Matthew T. Argano	7,991	*
Jennifer S. Bohaty[7]	36,467	*
Alice G. Givens	7,622	*
Terri Funk Graham	18,187	*
Dennis R. Knowles[8]	102,241	*
David A. Levin	31,978	*
Douglas T. Moore	32,728	*
Joseph M. Nowicki	2,431	*
M. Lee Reeves[9]	50,062	*
Famous P. Rhodes	15,313	*
Martin F. Roper	132,570	*
Nancy M. Taylor	65,849	*
Christopher N. Thomsen[10]	55,676	*
Charles E. Tyson[11]	136,088	*
Jimmie L. Wade	46,773	*
Nancy A. Walsh[12]	89,496	*
All executive officers and directors as a group (16 persons)	831,472	2.87%

*   Represents beneficial ownership of less than 1%.

(1) Under the rules of the SEC, a person is deemed to be the beneficial owner of a security if that person, directly or indirectly, has or shares the power to direct the voting of the security or the power to dispose or direct the disposition of the security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days of the relevant date. Unless otherwise indicated by footnote, the named individuals have sole voting and investment power with respect to beneficially owned shares of stock.

(2) Based on 28,986,413 shares of the Company's common stock outstanding as of March 22, 2021. In accordance with SEC rules, percent of class as of March 22, 2021 is calculated for each person and group by dividing the number of shares beneficially owned by the sum of the total shares outstanding plus the number of shares over which that person has the right to acquire beneficial ownership within 60 days of March 22, 2021.

(3) According to a Schedule 13G/A filed with the SEC on January 25, 2021, BlackRock, Inc., through certain of its subsidiaries, has sole power to vote or direct the vote of 4,479,430 shares and sole power to dispose or to direct the disposition of 4,522,360 shares of the Company's common stock. Relevant subsidiaries of BlackRock, Inc. that are persons described in Rule 13d-1(b) include: (i) BlackRock Advisors, LLC; (ii) BlackRock Asset Management Canada Limited; (iii) Black Rock Fund Advisors; (iv) BlackRock Asset Management Ireland Limited; (v) BlackRock Institutional Trust Company, National Association; (vi) BlackRock Financial Management, Inc.; (vii) BlackRock Asset Management Schweiz AG; and (viii) BlackRock Investment Management, LLC.

(4) According to a Schedule 13G/A filed with the SEC on February 16, 2021 by T. Rowe Price Associates, Inc. ("T. Rowe Price"). T. Rowe Price has sole voting power over 1,161,190 shares and sole power to dispose or to direct the disposition of 3,454,364 shares. T. Rowe Price Small-Cap Value Fund, Inc. has sole voting power over 2,214,005 shares.

(5) According to a Schedule 13G/A filed with the SEC on February 8, 2021, The Vanguard Group ("Vanguard"), including through certain of its subsidiaries, has sole power to dispose or to direct the disposition of 1,841,950 shares, shared power to vote or direct the vote of 34,165 shares, and shared power to dispose or to direct the disposition of 56,168 shares of the Company's common stock. Relevant subsidiaries of The Vanguard Group that are persons described in Rule 13d-1(b) include: (i) Vanguard Asset Management, Limited; (ii) Vanguard Fiduciary Trust Company; (iii) Vanguard Global Advisors, LLC; (iv) Vanguard Group (Ireland) Limited; (v) Vanguard Investments Australia Ltd; (vi) Vanguard Investments Canada Inc.; (vii) Vanguard Investments Hong Kong Limited; and (viii) Vanguard Investments UK, Limited.

(6) According to a Schedule 13G filed with the SEC on February 9, 2021, Neil Gagnon has sole voting and dispositive power over 99,825 shares of the Company's common stock, he has shared voting power of 1,340,537 shares of the Company's common stock and shared dispositive power over 1,497,452 shares of the Company's common stock. Mr. Gagnon is the managing member and principal owner of Gagnon Securities LLC ("GS") and the Chief Executive Officer of Gagnon Advisors, LLC ("Gagnon Advisors"). GS and Mr. Gagnon share voting over 998,686 shares and dispositive power over 1,148,747 shares. Gagnon Advisors and Mr. Gagnon share voting and dispositive power over 287,619 shares.

(7) Including 12,900 shares not currently owned but issuable upon the exercise of stock options awarded under our equity compensation plans that are currently exercisable or will become exercisable within 60 days.

(8) Includes shares based on Mr. Knowles last Form 4 filing on August 12, 2019.

(9) Includes shares based on Mr. Reeves last Form 4 filing on March 24, 2020.

(10) Including 19,227 shares not currently owned but issuable upon the exercise of stock options awarded under our equity compensation plans that are currently exercisable or will become exercisable within 60 days of March 22, 2021.

(11)   Including 70,034 shares not currently owned but issuable upon the exercise of stock options awarded under our equity compensation plans that are currently exercisable or will become exercisable within 60 days of March 22, 2021.

(12)   Including 25,585 shares not currently owned but issuable upon the exercise of stock options awarded under our equity compensation plans that are currently exercisable or will become exercisable within 60 days of March 22, 2021.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the Securities and Exchange Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of our equity securities. To facilitate compliance, we have undertaken the responsibility to prepare and file these reports on behalf of our officers and directors. Based on a review of the SEC-filed ownership reports during 2020 and written representations of our directors and officers, we believe that all Section 16(a) filing requirements were met during 2020, except that one report was filed one business day late on behalf of Ms. Givens.

Proposal 3 — Ratification of the Selection of Independent Registered Public Accounting Firm

The Audit Committee has selected Ernst & Young LLP to serve as our independent registered public accounting firm for the year ending December 31, 2021. We are asking the stockholders to ratify this selection.

Under its charter, the Audit Committee is responsible for the appointment, retention, compensation, evaluation and termination of our independent registered public accounting firm. To execute this responsibility, the Audit Committee engages in an annual evaluation of the external auditor's qualifications, performance and independence. In accordance with SEC rules, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide service to the Company. For lead and concurring audit partners, the maximum number of consecutive years of service in that capacity is five years. Under its charter, the Audit Committee assures the regular rotation of the lead audit partner as required by law.

If our stockholders fail to ratify the selection of Ernst & Young, the Audit Committee and our Board will consider whether to retain Ernst & Young and may retain that firm or another firm without resubmitting the matter to our stockholders. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered accounting firm at any time during the year if it determines that such a change would be in our and our stockholders' best interest.

The affirmative vote of the holders of shares representing a majority of the votes cast at the Annual Meeting, in person or by proxy, is required to ratify the selection of the independent registered public accounting firm.

> **The Board of Directors recommends a vote FOR the ratification of the selection by the Audit Committee of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021.**

AUDIT INFORMATION

Ernst & Young served as our independent registered public accounting firm for the years ended December 31, 2020 and 2019. Representatives of Ernst & Young are expected to attend the Annual Meeting, be available to respond to appropriate questions from stockholders and have the opportunity to make a statement if they desire to do so.

Fees Paid to Independent Registered Public Accounting Firm

The following information is furnished with respect to the fees billed by our independent registered public accounting firm for each of the last two fiscal years:

	2020	2019
Audit Fees	$1,145,000	$1,485,550
Audit-Related Fees	$14,290	$ 3,600
Tax Fees	$15,450	$ 77,776
All Other Fees	-	-
Total Fees	$1,174,740	$1,566,926

Audit fees

The aggregate amount of fees billed to us by Ernst & Young for professional services rendered in connection with the audits of our annual consolidated financial statements and our international subsidiaries, the reviews of the consolidated financial statements for the fiscal quarters during the year and accounting consultations that relate to the audited consolidated financial statements and are necessary to comply with auditing standards.

Audit-Related fees

The aggregate amount of fees billed to us by Ernst & Young for professional services rendered in connection with accounting consultations, principally related to SEC filing and reporting matters, and an accounting research tool.

Tax fees

The aggregate amount of fees billed to us by Ernst & Young for professional services related to federal, state and international tax return preparation, tax planning services and consultations on tax matters.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has determined that Ernst & Young's rendering of all other non-audit services is compatible with maintaining auditor independence. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent registered public accounting firm. Under the policy, pre-approval is generally provided for particular services or categories of services, including planned services, project-based services and routine consultations projects. Each category is approved subject to a specific budget or quarterly dollar amount. In addition, the Audit Committee may also pre-approve particular services on a case-by-case basis. For each proposed service, the independent registered public accounting firm is required to provide detailed back-up documentation at the time of approval. The Audit Committee has delegated certain pre-approval authority to its Chairperson. The Chairperson must report any decisions to the Audit Committee at its next scheduled meeting. All services provided by Ernst & Young during 2019 and 2020 were pre-approved.

Audit Committee Report

The Audit Committee operates under a written charter adopted by the Board. The charter reflects the applicable requirements of the Sarbanes-Oxley Act of 2002, the SEC and the NYSE. Each member of the Audit Committee is independent in accordance with the applicable rules of the NYSE, the SEC and our corporate governance guidelines.

The Audit Committee reviews and discusses the following matters with management and our independent registered public accounting firm, Ernst & Young LLP:

- Quarterly and year-end results reflected in consolidated financial statements and reports, prior to public disclosure.
- Our disclosure controls and procedures, including internal control over financial reporting.
- The independence of our registered public accounting firm.
- Management's report and the independent registered public accounting firm's report and attestation on internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Audit Committee routinely meets with our internal auditors and independent registered public accounting firm, with and without management present.

The Audit Committee has oversight responsibilities only, and it is not acting as an expert in accounting or auditing. The Audit Committee relies without independent verification on the information provided to its members and on the representations made by management and the independent auditors. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States or that the audit of our consolidated financial statements by the independent auditors has been carried out in accordance with auditing standards set forth by the Public Company Accounting Oversight Board ("PCAOB").

Management has the primary responsibility for the preparation of our consolidated financial statements and the overall reporting process, including the systems of internal control over financial reporting, and has represented to the Audit Committee that our 2020 consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee reviewed and discussed the audited consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements established by the PCAOB and the SEC, including PCAOB Auditing Standard No. 1301, "*Communications with Audit Committees*," which included, among other things, a review of significant accounting policies, their application and estimates, and the independent registered public accounting firm's judgment about our internal controls and the quality of our accounting practices.

The Audit Committee has received from the independent registered public accounting firm written disclosures required by applicable requirements of the PCAOB regarding the auditors' independence, and has discussed with the independent registered public accounting firm, the independent registered public accounting firm's independence.

Relying on these reviews and discussions, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, for filing with the SEC.

AUDIT COMMITTEE
Jimmie L. Wade, *Chairperson*
David A. Levin
Joseph M. Nowicki
Famous P. Rhodes
Martin F. Roper

ADDITIONAL INFORMATION

Deadlines for Submission of Stockholder Proposals & Director Nominations

Stockholders interested in submitting a proposal for inclusion in the proxy materials for the Annual Meeting of Stockholders to be held in 2022 may do so by following the procedures set forth in Rule 14a-8 of the Exchange Act. To be eligible for inclusion, stockholder proposals must be received at our principal executive offices on or before December 8, 2021 (unless the date of the Annual Meeting of Stockholders to be held in 2022 is advanced by more than 30 days or delayed by more than 30 days from the anniversary date of the 2021 Annual Meeting of Stockholders, in which case the proposal must be received a reasonable time before we begin to print and mail our proxy materials for the Annual Meeting of Stockholders to be held in 2022).

If a stockholder wishes to present a proposal at the Annual Meeting of Stockholders to be held in 2022 but does not wish to have it included in our proxy materials for that meeting, the stockholder may follow the procedures in our Bylaws. In that instance, the proposal: (1) must be received by us no later than December 8, 2021 (unless the date of the Annual Meeting of Stockholders to be held in 2022 is changed by more than 30 days from the anniversary date of the 2021 Annual Meeting of Stockholders, in which case the proposal must be received not later than the later of the close of business on the 90th day prior to such annual meeting or the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of such date was made), (2) must present a proper matter for stockholder action under Delaware General Corporation Law, (3) must present a proper matter for consideration at such meeting under our Certificate of Incorporation and Bylaws, and (4) must be submitted in a manner that is consistent with the submission requirements provided in our Bylaws.

If a stockholder wishes to nominate a person for election to our Board at the Annual Meeting of Stockholders to be held in 2022, the stockholder may follow the procedures in our Bylaws. In that instance, the nomination must be received by us no later than December 8, 2021 (unless the date of the Annual Meeting of Stockholders to be held in 2022 is changed by more than 30 days from the anniversary date of the 2021 Annual Meeting of Stockholders, in which case the proposal must be received not later than the later of the close of business on the 90th day prior to such annual meeting or the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of such date was made) and must include the information required by our Bylaws as summarized above under "Corporate Governance—Committees of the Board—Nominating and Corporate Governance Committee."

Any such nominations or proposals should be sent to Corporate Secretary, Lumber Liquidators Holdings, Inc., 4901 Bakers Mill Lane, Richmond, Virginia 23230.

Availability of Annual Report on Form 10-K

A copy of an Annual Report on Form 10-K, including the financial statements and schedules thereto, required to be filed with the SEC for our most recent fiscal year, may be found on our website, https://investors.llflooring.com. In addition, we will provide each beneficial owner of our securities with a copy of the Annual Report without charge, upon receipt of a written request from such person. Such request should

be sent to the Corporate Secretary, Lumber Liquidators Holdings, Inc., 4901 Bakers Mill Lane, Richmond, Virginia 23230.

Incorporation by Reference

In accordance with SEC rules, notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933, as amended, or the Exchange Act that might incorporate this proxy statement or future filings made by the Company under those statutes, the information included under the section entitled "Compensation Committee Report" and those portions of the information included under the section entitled "Audit Committee Report" required by the SEC's rules to be included therein, shall not be deemed to be "soliciting material" nor be "filed" with the SEC or be deemed incorporated by reference into any of those prior filings or into any future filings made by the Company under those statutes, except to the extent we specifically incorporate these items by reference. Web links throughout this document are provided for convenience only, and the content on the referenced websites does not constitute a part of this proxy statement.

Questions and Answers About the Annual Meeting

Why did I receive these materials?

Our Board of Directors is soliciting proxies for the 2021 Annual Meeting of Stockholders. You are receiving a proxy statement because you owned shares of our common stock on March 22, 2021 and that entitles you to vote at the meeting. By use of a proxy, you can vote whether or not you attend the meeting. This proxy statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

Who is entitled to vote at the Annual Meeting?

Only stockholders of record at the close of business on March 22, 2021 are entitled to notice of and to vote at the Annual Meeting. On that date, we had outstanding and entitled to vote 28,986,413 shares of common stock, $0.001 par value per share. Each outstanding share of our common stock entitles the record holder to one (1) vote on each matter.

How many votes do I have?

Each outstanding share of our common stock you owned as of the record date will be entitled to one vote for each matter considered at the meeting. There is no cumulative voting.

What is the difference between a stockholder of record and a beneficial owner of shares held in street name?

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, Computershare, you are considered the stockholder of record with respect to those shares.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a bank, broker or other similar organization, you are the beneficial owner of shares held in "street name." The organization holding your

account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account.

How do I vote?

Stockholders may vote in any of the following four ways – by Internet, by telephone, live at the virtual Annual Meeting or, if you requested printed copies of the proxy materials, by signing, dating and mailing the proxy card you receive in the envelope provided. You need only vote in one way (e.g., if you vote by Internet or telephone, you need not return the proxy card). We encourage you to vote in advance to ensure your vote will be represented at the Annual Meeting.

Voting by Mail. If you are a stockholder of record that received a printed copy of the proxy card, you may vote by signing, dating and returning your proxy card in the enclosed prepaid envelope. The proxy holders will vote your shares in accordance with your directions. If you sign and return your proxy card, but do not properly direct how your shares should be voted on a proposal, the proxy holders will vote your shares "for" the election of each director nominee on Proposal 1 and "for" Proposals 2 and 3. If you sign and return your proxy card, the proxy holders will vote your shares according to their discretion on any other proposals and other matters that may be brought before the Annual Meeting.

If you hold shares in street name, you should complete, sign and date the voting instruction card provided to you by your bank, broker or other nominee.

Voting on the Internet or by Telephone. If you are a stockholder of record, detailed instructions for Internet and telephone voting are attached to your proxy card. Your Internet or telephone vote authorizes the proxy holders to vote your shares in the same manner as if you signed and returned your proxy card by mail. Except as noted below, if you are a stockholder of record and you vote on the Internet or by telephone, your vote must be received by 11:59 p.m. EDT on May 18, 2021. If you hold shares in street name, you may be able to vote on the Internet or by telephone as permitted by your bank, broker or other nominee.

Voting Live. All stockholders may vote live at the Annual Meeting. To attend and participate in the Annual Meeting, visit www.virtualshareholdermeeting.com/LL2021 and enter the 16-digit control number included on your proxy card or voting instruction form.

What happens if I hold shares in street name and I do not give voting instructions?

If you hold shares in street name and do not provide your broker with specific voting instructions, under the rules of the New York Stock Exchange ("NYSE"), your bank, broker or other nominee may vote your shares of common stock in its discretion on "routine" matters. However, NYSE rules do not permit your bank, broker or other nominees to vote your shares of common stock on proposals that are not considered routine. Proposals 1 and 2 are considered non-routine matters. Therefore, if you do not instruct your bank, broker or other nominees how to vote on Proposals 1 and 2, your bank, broker or other nominee does not have the authority to vote on those proposals. This is generally referred to as a "broker non-vote." Proposal 3 is considered a routine matter

and, therefore, your bank, broker or other nominees may vote your shares on this proposal according to its discretion.

Who tabulates the votes?

Our inspector of elections will tabulate the votes cast by each proxy and in person at the Annual Meeting.

What constitutes a quorum for the Annual Meeting?

A quorum is necessary for the transaction of business at the Annual Meeting. A quorum exists when a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting is present either in person or represented by proxy at the Annual Meeting. Abstentions, broker non-votes and votes withheld for director nominees will count as "shares present" at the Annual Meeting for purposes of determining whether a quorum exists.

What vote is required to approve each proposal?

Election of Directors (Proposal 1). For the election of directors, votes may be cast in favor or withheld. If a quorum is present, such election will be decided by plurality of the votes cast at the Annual Meeting, either in person or by proxy; provided, however, that any director so elected who does not receive an affirmative vote of the majority of the votes cast by shares entitled to vote in the election shall submit his/her resignation to the Board. The Board is not legally obligated to accept such resignation, can take other factors into consideration, including but not limited to, the individual's history on the Board, relevant outside work experience, knowledge of industry, and knowledge of regulatory requirements, and choose to retain the director if the director otherwise received the highest number of shares voted. Therefore, broker non-votes, votes cast against and withheld shares will have no effect on the outcome of the election of directors. Brokers may not vote on the election of directors without instructions from the beneficial owners of the shares. Subject to the limitation set forth above, the three nominees for Class III director receiving the highest number of votes cast in person or by proxy at the Annual Meeting will be elected.

Approval of a non-binding advisory resolution approving the compensation of our named executive officers (Proposal 2). For approval of the advisory vote on executive compensation, votes may be cast for or against or you may abstain from voting. If a quorum is present, the votes cast at the Annual Meeting for this proposal, either in person or by proxy, must exceed the votes cast against the proposal. Abstentions and broker non-votes will have no effect on the outcome of this proposal. Brokers may not vote on the non-binding advisory resolution approving the compensation of our named executive officers without instructions from the beneficial owners of the shares.

Ratification of Ernst & Young LLP as our independent registered public accounting firm (Proposal 3). For approval of the ratification of auditors, votes may be cast for or against or you may abstain from voting. If a quorum is present, the votes cast at the Annual Meeting for this proposal, either in person or by proxy, must

exceed the votes cast against the proposal. Abstentions and broker non-votes will have no effect on the outcome of this proposal.

Other Items. Approval of all other proposals and other business as may properly come before the Annual Meeting requires the affirmative vote of a majority of the votes cast, except as otherwise required by statute or our Certificate of Incorporation.

Can I revoke or change my vote after I submit my proxy?

Yes. You can revoke or change your vote at any time before the proxy is exercised by filing a written notice of revocation with Corporate Secretary before the Annual Meeting begins, returning a later signed and dated proxy card, entering a new vote on the Internet or by telephone, or by voting in person at the Annual Meeting.

Please note, however, that if your shares are held of record by a broker, bank or nominee and you wish to vote at the Annual Meeting, you will not be permitted to vote in person unless you first obtain a legal proxy issued in your name from the record holder.

How can I attend the Annual Meeting?

As part of our ongoing precautions regarding COVID-19, we are holding a virtual meeting. The virtual meeting will provide stockholders the ability to participate, vote their shares and ask questions during the meeting. To attend and participate in the Annual Meeting, visit www.virtualshareholdermeeting.com/LL2021 and enter the 16-digit control number included on your proxy card or voting instruction form. Only one stockholder per control number can access the meeting. The Annual Meeting will begin promptly at 10:00 a.m.ET. Online check-in will begin at 9:45 a.m. ET, and you should allow ample time for the online check-in procedures.

What if I lose my control number?

Those without a control number may also attend the Annual Meeting as guests by visiting www.virtualshareholdermeeting.com/LL2021 and following the instructions on the website for guest access. Guests will not have the option to vote shares or ask questions at the Annual Meeting.

Can I ask questions at the Annual Meeting?

Stockholders as of our record date who attend and participate in our virtual Annual Meeting at www.virtualshareholdermeeting.com/LL2021 will have an opportunity to submit questions live via the Internet during a designated portion of the meeting. These stockholders may also submit a question in advance of the Annual Meeting at www.proxyvote.com. In both cases, stockholders must have available their control number provided on their proxy card or voting instruction form and must provide their name (see more information in "How will questions be handled at the Annual Meeting?"). We are committed to active engagement with our stockholders. If at any time you would like to speak with us, please contact our Investor Relations team at ir@lumberliquidators.com.

How will questions be handled at the Annual Meeting?

During the meeting we will answer as many questions that comply with our rules of conduct and are submitted online by stockholders as time permits. We will endeavor to answer questions using the text submitted by our stockholders, however, in all cases we reserve the right to edit inappropriate language, or to exclude questions

that are not pertinent to meeting matters or that are otherwise inappropriate. If we receive substantially similar questions, we may group such questions and provide a single response to avoid repetition.

Consistent with our rules of conduct for physical meetings, and for the benefit of all stockholders to know who is asking a question, when logging in or submitting a question for the Annual Meeting (whether in advance of or at the meeting), you will be required to include your name and organization (if applicable). Questions submitted anonymously will not be recognized at the meeting. Stockholders may be limited to two questions each to allow us the opportunity to answer other questions received. If applicable, please also indicate whether your question relates to a specific proposal being presented.

What if I don't have Internet access?

Please call (833) 756-0862 toll-free or (412) 317-5752 internationally to listen to the Annual Meeting via telephone. If you participate via telephone, you will not be able to vote your shares or ask questions during the Annual Meeting.

What if I have technical or logistical difficulties?

We will have technicians ready to assist you with any technical difficulties you may have accessing the Annual Meeting. If you encounter any difficulties accessing the Annual Meeting during the check-in or meeting time, please call (844) 986-0822 for assistance. If you are calling from outside the United States, please call (303) 562-9302.

Where will I be able to find voting results of the Annual Meeting?

We intend to announce preliminary voting results at the Annual Meeting and publish final voting results in a Current Report on Form 8-K to be filed with the SEC within four business days following the Annual Meeting.

Who pays the cost of this proxy solicitation?

We are soliciting this proxy on behalf of our Board of Directors and will pay all expenses associated with this solicitation. We have retained Saratoga Proxy Consulting LLC to assist in the solicitation of proxies at an estimated cost of $8,000 plus expenses. In addition to mailing the proxy materials to stockholders, we have asked banks and brokers to forward copies to persons who hold our stock and request authority for execution of the proxies. We will reimburse the banks and brokers for their reasonable out-of-pocket expenses in doing so. Our officers and regular associates, without being additionally compensated, may solicit proxies by mail, telephone, electronic mail or personal contact. All reasonable proxy soliciting expenses will be paid by us in connection with the solicitation of votes for the Annual Meeting.

Will stockholders be asked to vote on any other matters?

To our knowledge, stockholders will vote on the matters described in this proxy statement. However, if any other matters properly come before the meeting, the individuals designated as proxies for stockholders will vote on those matters, in the manner they consider appropriate.

Are the Proxy Statement and 2020 Annual Report available on the Internet?

Yes. This Proxy Statement and our 2020 Annual Report are available at https://investors.llflooring.com.